UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210, Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

TLEVISA	Consolidated
Ticker: TLEVISA	Quarter: 2 Year: 2019

Quarterly Financial Information

1 of 94

[105000] Management commentary

Management commentary

Mexico City, July 8, 2019 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for second-quarter 2019. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Last year, during second quarter, Content sales and operating segment income benefited by Ps.1,723.5 million and by Ps.817.2 million, respectively, from the non-recurring licensing of certain broadcast and digital rights of the World Cup in Latin America in 2018 (the “non-recurring licensing revenue”).

The following table sets forth consolidated Net Sales and Operating Segment Income for the quarters ended June 30, 2019 and 2018, in millions of Mexican pesos excluding the non-recurring licensing revenue:
Excluding non-recurring licensing revenue for 2Q’18	2Q’19	Margin %	2Q’18	Margin %	Change %
Net sales	24,307.6	100.0	24,978.3	100.0	(2.7)
Operating segment income[1]	9,928.1	38.8	9,935.6	38.1	(0.1)
1  The operating segment income margin is calculated as a percentage of segment net sales.

Net sales, excluding non-recurring licensing revenue, decreased by 2.7% to Ps.24,307.6 million in second-quarter 2019 compared with Ps.24,978.3 million in second-quarter 2018. This decrease was attributable to revenue decline in the Content, Sky and Other Businesses segments. Operating segment income remain relatively flat, reaching Ps.9,928.1 million with a margin of 38.8%.

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2019 and 2018, in millions of Mexican pesos. The table includes the abovementioned non-recurring licensing revenue and the results presented are not comparable year-over-year:

	2Q’19	Margin %	2Q’18	Margin %	Change %
Net sales	24,307.6	100.0	26,701.8	100.0	(9.0)
Net income	1,263.4	5.2	4,760.8	17.8	(73.5)
Net income attributable to stockholders of the Company	919.1	3.8	4,297.4	16.1	(78.6)
Segment net sales	25,560.3	100.0	27,768.5	100.0	(8.0)
Operating segment income (1)	9,928.1	38.8	10,752.8	38.7	(7.7)
(1)  The operating segment income margin is calculated as a percentage of segment net sales.

Net income attributable to stockholders of the Company decreased to Ps.919.1 million in second-quarter 2019 compared to Ps.4,297.4  million in second-quarter 2018. The net decrease of Ps.3,378.3 million reflected (i) a Ps.3,520.9 million unfavorable change in other income or expense, net, mainly due to the sale of our investment in Imagina Media Audiovisual, S.L., a media and telecom company in Spain (“Imagina”) in second quarter 2018; (ii) a Ps.760.3 million decrease in operating income before depreciation and amortization; (iii) a Ps.493.3 million increase in finance expense, net; (iv) a Ps.313.4 million decrease in share of income of associates and joint ventures, net; and (v) a Ps.231.1 million increase in depreciation and amortization. These unfavorable variances were partially offset by (i) a Ps.1,821.6 million decrease in income taxes; and (ii) a Ps.119.1 million decrease in net income attributable to non-controlling interests.

2 of 94

Disclosure of nature of business

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 75 countries through 26 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”) the leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature- film production and distribution, and gaming.

Disclosure of management’s objectives and its strategies for meeting those objectives

We intend to leverage our position as a leading media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins and expanding our cable business.

By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content and our distribution channels, we also intend to continue expanding our cable business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market. We also intend to continue developing and expanding Sky, our DTH platform, and our cable businesses. We will continue to strengthen our position and will continue making additional investments, which could be substantial in size, in the DTH and cable industry in accordance with the consolidation of the cable market in Mexico, and we will also continue developing our publishing business and maintain our efforts to become an important player in the gaming industry.

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere. However, we continue to evaluate our portfolio of assets, in order to determine whether to continue plans to dispose of select non-core operations.

Disclosure of entity’s most significant resources, risks and relationships

We expect to fund our operating cash needs during 2019, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2019 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2019 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

The investing public should consider the risks described as follows, as well as the risks described in “Key Information_Risk Factors” in the Company’s Annual Report 2018, which are not the only risks the Company faces. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.

3 of 94

Risk Factors Related with Political Developments:

●	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
●	Social Security Law
●	Federal Labor Law
●	Mexican tax laws
●	Regulations of the General Health Law on advertising
●	Weaknesses in internal controls over financial reporting
●	Changes in U.S. tax law
●	Mexican Securities Market Law
●	Renewal or revocation of our concessions

Risk Factors Related to our Business:

●	Control of a stockholder
●	Measures for the prevention of the taking of control
●	Competition
●	Seasonal nature of our business
●	Loss of transmission or loss of the use of satellite transponders
●	Incidents affecting our network and information systems or other technologies
●	Results of operations of UHI
●	Uncertainty in global financial markets
●	Renegotiation of Trade Agreements or other changes in foreign policy by the presidential administration in the United States
●	Inflation Rates and High Interest Rates in Mexico
●	Political events in Mexico

Disclosure of results of operations and prospects

The following table presents second-quarter consolidated results ended June 30, 2019 and 2018, for each of our business segments. Consolidated results for second-quarter 2019 and 2018 are presented in millions of Mexican pesos.

Net Sales	2Q’19%		2Q’18%		Change %
Cable	10,215.7	40.0	8,825.7	31.8	15.7
Sky	5,348.1	20.9	5,658.8	20.4	(5.5)
Content	8,050.0	31.5	9,247.9	33.3	(13.0)
Other Businesses	1,946.5	7.6	2,312.6	8.3	(15.8)
Segment Net Sales[1]	25,560.3	100.0	26,045.0	93.8	(1.9)
Intersegment Operations[2]	(1,252.7)		(1,066.7)
Net Sales[1]	24,307.6		24,978.3		(2.7)
Non-recurring licensing revenue	n/a		1,723.5	6.2	n/a
Net Sales	24,307.6		26,701.8		(9.0)

4 of 94

Operating Segment Income[3]	2Q’19	Margin %	2Q’18	Margin %	Change %
Cable	4,473.7	43.8	3,724.4	42.2	20.1
Sky	2,305.6	43.1	2,540.9	44.9	(9.3)
Content[1]	2,928.3	36.4	3,477.1	37.6	(15.8)
Other Businesses	220.5	11.3	193.2	8.4	14.1
Operating Segment Income[1]	9,928.1	38.8	9,935.6	38.1	(0.1)
Non-recurring licensing income	n/a	n/a	817.2	47.4	n/a
Operating Segment Income	9,928.1	38.8	10,752.8	38.7	(7.7)
Corporate Expenses	(439.2)	(1.7)	(520.3)	(1.9)	15.6
Depreciation and Amortization	(5,079.2)	(20.9)	(4,848.1)	(18.2)	(4.8)
Other (Expense) Income, net	(283.0)	(1.2)	3,237.9	12.1	n/a
Intersegment Operations[4]	(16.7)		-		n/a
Operating Income	4,110.0	16.9	8,622.3	32.3	(52.3)

1 Excludes the non-recurring licensing revenue.
2 For segment reporting purposes, intersegment operations are included in each of the segment operations.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.
4 As a result of IFRS 16 adoption, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

Cable

Second-quarter sales increased by 15.7% to Ps.10,215.7 million compared with Ps.8,825.7 million in second-quarter 2018 driven by solid net additions in voice and broadband.

Total revenue generating units reached 12.4 million. Quarterly growth was mainly driven 72.8 thousand broadband net additions and 202.1 thousand voice net additions. Video RGUs increased by 11.4 thousand. Total net additions for the quarter were approximately 286.3 thousand.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of June 30, 2019 and 2018.

RGUs	2Q’19	2Q’18
Video	4,387,007	4,315,859
Broadband	4,640,275	4,106,599
Voice	3,385,387	2,273,073
Total RGUs	12,412,669	10,695,531

Second-quarter operating segment income increased by 20.1% to Ps.4,473.7 million compared with Ps.3,724.4 million in second-quarter 2018. Margin increased 159 basis points to 43.8%, a record high for this segment.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for second-quarter 2019 and 2018.

MSO Operations (1) Millions of Mexican pesos	2Q’19	2Q’18	Change %
Revenue	9,216.8	7,869.0	17.1
Operating Segment Income	4,059.8	3,405.4	19.2
Margin (%)	44.0%	43.3%

Enterprise Operations (1) Millions of Mexican pesos	2Q’19	2Q’18	Change %
Revenue	1,412.8	1,300.2	8.7
Operating Segment Income	521.9	414.3	26.0
Margin (%)	36.9%	31.9%

(1) These results do not include consolidation adjustments of Ps.413.9 million in revenues nor Ps.108.0 million in Operating Segment Income for second quarter 2019, neither the consolidation adjustments of Ps.343.5 million in revenues nor Ps.95.3 million in Operating Segment Income for second quarter 2018. Consolidation adjustments are considered in the consolidated results of the Cable segment.

5 of 94

Second-quarter operating segment income in our MSO operations increased by 19.2%, reaching a margin of 44.0%. Our Enterprise Operations posted its fourth consecutive quarter of revenue growth after the restructuring of this division in 2018, resulting in an operating segment income growth of 26.0%.

Sky

Second-quarter sales decreased by 5.5% to Ps.5,348.1 million compared with Ps.5,658.8 million in second-quarter 2018. This is mainly explained by a lower number video RGUs and the difficult comparison to last year due to strong gross additions and special events sales, both as a result of Sky’s transmission of all 64 matches of the World Cup.

During the quarter, Sky resumed growth in video RGUs adding 7.4 thousand RGUs, and continued growing its broadband business after adding 73.1 thousand broadband RGUs. It reached a total of 238.4 thousand broadband RGUs.

Sky ended the quarter with 7.6 million video and broadband RGUs, of which 161,300 were video RGUs in Central America and the Dominican Republic.

The following table sets forth the breakdown of RGUs per service type for Sky as of June 30, 2019 and 2018.
RGUs	2Q’19	2Q’18
Video	7,393,726	7,961,481
Broadband	238,361	n/a
Voice	1,329	n/a
Total RGUs	7,633,416	7,961,481

Second-quarter operating segment income decreased 9.3% to Ps.2,305.6 million compared with Ps.2,540.9 million in second-quarter 2018. The margin was 43.1%. The 179 basis point decline was primarily due to the costs related to the ongoing promotion of Sky’s broadband service.

Content

Excluding the non-recurring licensing revenue, second-quarter sales decreased by 13.0% to Ps.8,050.0 million compared with Ps.9,247.9 million in second-quarter 2018. Second-quarter sales, including 2018 non-recurring licensing revenue, declined 26.6%.
Millions of Mexican pesos	2Q’19%		2Q’18%		Change %
Advertising	4,370.3	54.3	5,265.8	56.9	(17.0)
Network Subscription	1,206.0	15.0	1,200.8	13.0	0.4
Licensing and Syndication	2,473.7	30.7	2,781.3	30.1	(11.1)
Net Sales	8,050.0	100.0	9,247.9	100.0	(13.0)
Non-recurring licensing revenue	n/a		1,723.5
Net Sales	8,050.0		10,971.4		(26.6)

6 of 94

Advertising

Second-quarter advertising sales decreased by 17.0% to Ps.4,370.3 million compared with Ps.5,265.8 million in second-quarter 2018.

On the private sector side, revenues were down due to a difficult comparison to last year and to a slowdown in core advertising revenues. The difficult comparison resulted from two events. First, during second quarter 2018, we transmitted the World Cup which impacted advertising revenues favorably. Second, during 2019, the Easter Week holiday took place during the second quarter instead of the first, like it did in 2018, and during this period of time advertising customers reduce their investment.

We estimate that core private-sector advertising revenues, which exclude the two effects described above, declined during the second quarter by approximately 5%. The slowdown of the economy and increased volatility in the exchange rate has turned our advertising clients more cautious in regard to their investments in advertising.

On the government side, as we have indicated in the last two quarters, the new administration is implementing a number of public policy measures to make funds available for other initiatives. One of these measures is the reduction of its overall investment in advertising spending, which the government had indicated it will reach approximately 50%. This reduction had an important impact in advertising revenues during the second quarter.

Network Subscription

Second-quarter Network Subscription revenues increased by 0.4% to Ps.1,206.0 million compared with Ps.1,200.8 million in second-quarter 2018.

Licensing and Syndication

Second-quarter Licensing and Syndication sales decreased by 11.1% to Ps.2,473.7 million from Ps.2,781.3 million in second-quarter 2018. The decrease is mainly explained by the income we had from a coproduction deal last year, and, as a result of lower content sales to the rest of the world. Royalties from Univision reached U.S.$99.6 million in second-quarter 2019 compared to U.S.$102.6 million in second-quarter 2018.

Second-quarter operating segment income, excluding the non-recurring licensing revenue, decreased by 15.8% to Ps.2,928.3 million compared with Ps.3,477.1 million in second-quarter 2018. This decrease is mainly explained by the drop in Advertising and Licensing and Syndication revenues. The margin was 36.4%.

Other Businesses

Second-quarter sales decreased by 15.8% to Ps.1,946.5 million compared with Ps.2,312.6 million in second-quarter 2018. The decrease is mainly explained by declining revenues from publishing, feature films distribution and radio businesses, partially compensated by the gaming business.

Second-quarter operating segment income increased by 14.1% to Ps.220.5 million compared with Ps.193.2 million in second-quarter 2018. The increase was mainly explained by gaming and feature films distribution businesses, partially compensated by the publishing, radio and soccer businesses.

Corporate Expense

Corporate expense decreased by Ps.81.1 million, or 15.6%, to Ps.439.2 million in second-quarter 2019, from Ps.520.3 million in second-quarter 2018. The decrease reflected primarily a lower share-based compensation expense.

Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees. It is accounted for as corporate expense and is recognized over the vesting period.

Other Income or Expense, Net

Other income or expense, net, decreased by Ps.3,520.9 million to other expense, net, of Ps.283.0 million in second-quarter 2019, from other income, net, of Ps.3,237.9 million in second-quarter 2018. This unfavorable change reflected primarily the absence of a Ps.3,547.4 million gain on disposition of our stake in Imagina, which sale was closed in June 2018, as well as an increase in non-recurrent severance expense in connection with dismissals of personnel in our Content segment.

These unfavorable variances were partially offset by a decrease in other expenses related to legal and financial advisory professional services and donations, and a lower loss on disposition of property and equipment.

The following table sets forth the breakdown of cash and non-cash other (expense) income, stated in millions of Mexican pesos, for the three months ended June 30, 2019 and 2018.

7 of 94

Other (expenses) income	2Q’19	2Q’18
Cash expenses, net	(257.6)	(81.3)
Non-cash expenses, net	(25.4)	(228.2)
Subtotal	(283.0)	(309.5)
Imagina	-	3,547.4
Total	(283.0)	3,237.9

Finance Expense, Net

The following table sets forth finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended June 30, 2019 and 2018.

	2Q 2019	2Q 2018	(Increase) decrease
Interest expense	(2,576.3)	(2,352.7)	(223.6)
Interest income	349.0	438.8	(89.8)
Foreign exchange gain (loss), net	325.0	(487.7)	812.7
Other finance (expense) income, net	(366.2)	626.4	(992.6)
Finance expense, net	(2,268.5)	(1,775.2)	(493.3)

The finance expense, net, increased by Ps.493.3 million, or 27.8%, to Ps.2,268.5 million in second-quarter 2019 from Ps.1,775.2 million in second-quarter 2018. This increase reflected primarily:

I.
a Ps.992.6 million unfavorable change in other finance income or expense, net, resulting from a loss in fair value of our derivative contracts in second-quarter 2019, compared with a gain in second-quarter 2018;

II.
a Ps.223.6 million increase in interest expense, primarily due to a Ps.104.8 million interest expense related to lease liabilities recognized beginning on January 1, 2019, in connection with the adoption of IFRS 16 Leases, which became effective on that date, as well as interest expenses in connection with a higher average of principal amount of debt in second-quarter 2019; and

III.	a Ps.89.8 million decrease in interest income explained primarily by a lower average amount of cash and cash equivalents in second-quarter 2019.

These unfavorable variances were partially offset by a Ps.812.7 million favorable change in foreign exchange gain or loss resulting primarily from the effect on our average net U.S. dollar liability position of a 1.2% appreciation of the Mexican peso against the U.S. dollar in second-quarter 2019 compared with an 8.4% depreciation in second-quarter 2018.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, decreased by Ps.313.4 million, or 65.7%, to Ps.163.8 million in second-quarter 2019 from Ps.477.2 million in second-quarter 2018. This decrease reflected mainly a lower share of income of Univision Holdings, Inc. (“UHI”), the controlling company of Univision, as well as the absence of share of income in Imagina.

Share of income of associates and joint ventures, net, for the second-quarter 2019, includes primarily our share of income of (i) UHI; and (ii) OCESA Entretenimiento, S.A. de C.V., a live entertainment company in Mexico.

Income Taxes

Income taxes decreased by Ps.1,821.6 million, or 71.1%, to Ps.741.9 million in second-quarter 2019 compared with Ps.2,563.5 million in second-quarter 2018. This decrease reflected primarily a lower income tax base, primarily in connection with the absence of a gain on disposition of Imagina.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.119.1 million, or 25.7%, to Ps.344.3 million in second-quarter 2019, compared with Ps.463.4 million in second-quarter 2018. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky segment, which was offset by a higher portion of net income attributable to non-controlling interests in our Cable segment.
8 of 94

Financial position, liquidity and capital resources

Capital Expenditures

During second-quarter 2019, we invested approximately U.S.$239.6 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown of capital expenditures for second-quarter 2019 and 2018.

Capital Expenditures Millions of U.S. Dollars	2Q 2019	2Q 2018
Cable	187.3	145.5
Sky	38.0	56.0
Content and Other Businesses	14.3	25.8
Total	239.6	227.3

For the full year, we are maintaining our guidance of approximately one billion U.S. dollars of capital expenditures in property, plant and equipment.

Debt, Lease Liabilities and Other Notes Payable

The following table sets forth our total consolidated debt, lease liabilities and other notes payable as of June 30, 2019 and December 31, 2018. Amounts are stated in millions of Mexican pesos

	June 30, 2019	December 31, 2018	(Decrease) Increase
Current portion of long-term debt	792.1	988.4	(196.3)
Long-term debt, net of current portion	133,196.8	120,983.6	12,213.2
Total debt [1]	133,988.9	121,972.0	12,016.9
Current portion of long-term lease liabilities	1,091.1	651.8	439.3
Long-term lease liabilities, net of current portion	8,521.4	4,666.1	3,855.3
Total lease liabilities[2]	9,612.5	5,317.9	4,294.6
Current portion of other notes payable	1,306.3	1,288.4	17.9
Other notes payable, net of current portion	-	1,288.4	(1,288.4)
Total other notes payable[3]	1,306.3	2,576.8	(1,270.5)

1 As of June 30, 2019 and December 31, 2018, total debt is presented net of finance costs in the amount of Ps.1,413.4 million and Ps.1,152.7 million, respectively, and does not include related accrued interest payable in the amount to Ps.2,029.9 million and Ps.1,120.0 million, respectively.
2 Beginning on January 1, 2019, we adopted IFRS 16 Leases (“IFRS 16”), which became effective on that date. As a result, we (i) recognized right-of-use assets and lease liabilities as of January 1, 2019, in the amount of Ps.4,750.4 million, for those long-term lease agreements that we recognized as operating leases through December 31, 2018; and (ii) classified as right-of-use assets and lease liabilities as of January 1, 2019, the carrying value of property and equipment and related obligations that we recognized as finance leases through December 31, 2018, in the amount of Ps.3,402.9 million and Ps.5,317.9 million, respectively.
3 In connection with the acquisition in 2016 of a non-controlling interest in Televisión Internacional, S.A. de C.V., one of our Cable segment subsidiaries.

9 of 94

In May 2019, we made an offering of U.S.$750 million aggregate principal amount of 5.250% Senior Notes due 2049 registered with the U.S. Securities and Exchange Commission. We anticipate using the net proceeds from the offering for general corporate purposes, which may include repayment or repurchase of existing indebtedness.

As of June 30, 2019, our consolidated net debt position (total debt, lease liabilities and other notes payable, less cash and cash equivalents, temporary investments, and non-current investments in financial instruments) was Ps.93,495.2 million. As of June 30, 2019, the non-current investments in financial instruments amounted to an aggregate of Ps.13,494.4 million.

We executed a credit agreement for a five-year term loan (the “Loan”) in the amount of Ps.10,000 million with a syndicate of banks. The loan was funded on July 5, 2019, and may be used for general corporate purposes, including refinancing of existing indebtedness. The loan will bear interest at a floating rate based on a spread of 105 basis points or 130 basis points over the 28 day TIIE Rate (Tasa de Interés Interbancaria de Equilibrio) depending on the Company’s net leverage ratio. The Loan covenants require the maintenance of financial ratios related to indebtedness and interest expense.

Dividend

In April 2019, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2019 in the aggregate amount of Ps.1,066.2 million.

Share Repurchase Program

In the context of the repurchase program previously approved by the Board of Directors, the Company repurchased, during the second quarter 2019, 30.7 million CPOs, equivalent to approximately Ps.1,094.1 million.

Shares Outstanding

As of June 30, 2019, and December 31, 2018, our shares outstanding amounted to 338,215.4 million and 338,329.1 million shares, respectively, and our CPO equivalents outstanding amounted to 2,890.7 million and 2,891.7 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2019, and December 31, 2018, the GDS (Global Depositary Shares) equivalents outstanding amounted to 578.1 million and 578.3 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Internal control

10 of 94

Disclosure of critical performance measures and indicators that management uses to evaluate entity’s performance against stated objectives

	2Q’19	Margin %	2Q’18	Margin %	Change %
Net sales	24,307.6	100.0	26,701.8	100.0	(9.0)
Net income	1,263.4	5.2	4,760.8	17.8	(73.5)
Net income attributable to stockholders of the Company	919.1	3.8	4,297.4	16.1	(78.6)
Segment net sales	25,560.3	100.0	27,768.5	100.0	(8.0)
Operating segment income (1)	9,928.1	38.8	10,752.8	38.7	(7.7)

(1)  The operating segment income margin is calculated as a percentage of segment net sales.

Net Sales	2Q’19%		2Q’18%		Change %
Cable	10,215.7	40.0	8,825.7	31.8	15.7
Sky	5,348.1	20.9	5,658.8	20.4	(5.5)
Content	8,050.0	31.5	9,247.9	33.3	(13.0)
Other Businesses	1,946.5	7.6	2,312.6	8.3	(15.8)
Segment Net Sales[1]	25,560.3	100.0	26,045.0	93.8	(1.9)
Intersegment Operations[2]	(1,252.7)		(1,066.7)
Net Sales[1]	24,307.6		24,978.3		(2.7)
Non-recurring licensing revenue	n/a		1,723.5	6.2	n/a
Net Sales	24,307.6		26,701.8		(9.0)

Operating Segment Income[3]	2Q’19	Margin %	2Q’18	Margin %	Change %
Cable	4,473.7	43.8	3,724.4	42.2	20.1
Sky	2,305.6	43.1	2,540.9	44.9	(9.3)
Content[1]	2,928.3	36.4	3,477.1	37.6	(15.8)
Other Businesses	220.5	11.3	193.2	8.4	14.1
Operating Segment Income [1]	9,928.1	38.8	9,935.6	38.1	(0.1)
Non-recurring licensing income	n/a	n/a	817.2	47.4	n/a
Operating Segment Income	9,928.1	38.8	10,752.8	38.7	(7.7)
Corporate Expenses	(439.2)	(1.7)	(520.3)	(1.9)	15.6
Depreciation and Amortization	(5,079.2)	(20.9)	(4,848.1)	(18.2)	(4.8)
Other (Expense) Income, net	(283.0)	(1.2)	3,237.9	12.1	n/a
Intersegment Operations[4]	(16.7)		-		n/a
Operating Income	4,110.0	16.9	8,622.3	32.3	(52.3)

1 Excludes the non-recurring licensing revenue.
2 For segment reporting purposes, intersegment operations are included in each of the segment operations.
3 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.
4 As a result of IFRS 16 adoption, intersegment operations related to intercompany leases were not eliminated on the Operating Segment Income level as in prior years.

11 of 94

Sustainability

During second quarter 2019, Televisa was nominated by the “2020 Latin American Sustainable Leaders Agenda initiative” (ALAS20) as “Leading Company in Sustainability” and “Leading Company in Corporate Governance”. In addition, the Company has been included as a constituent of the FTSE4Good Emerging Index for the fourth consecutive year. The FTSE4Good Emerging Index measures the performance of companies demonstrating strong environmental, social, and corporate governance (ESG) practices.

Additional Information Available on Website

The information in this management commentary should be read in conjunction with the financial statements and footnotes contained in the Company’s Annual Report and on Form 20-F for the year ended December 31, 2018, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

Disclaimer

This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in these management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in these management commentary and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

12 of 94

[110000] General information about financial statements

Ticker:	TLEVISA

Period covered by financial statements:	2019-01-01 TO 2019-06-30

Date of end of reporting period:	2019-06-30

Name of reporting entity or other means of identification:	TLEVISA

Description of presentation currency:	MXN

Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS

Consolidated:	YES

Number of quarter:	2

Type of issuer:	ICS

Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:

Description of nature of financial statements:

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of June 30, 2019 and December 31, 2018, and for the six months ended June 30, 2019 and 2018, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.
The unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2018 and 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of June 30, 2019, except for the guidelines provided by the IFRS 16 that became effective beginning on January 1, 2019. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2019 did not have a significant impact in these interim un audited condensed consolidated financial statements.

13 of 94

Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:

Barclays
Bradesco
Citi
Credit Suisse
Evercore
Goldman Sachs
HSBC
Itaú Securities
JPMorgan
Merrill Lynch
Morgan Stanley
New Street
UBS

14 of 94

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2019-06-30	Close Previous Exercise 2018-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	37,918,100,000	32,068,291,000
Trade and other current receivables	33,248,544,000	27,693,929,000
Current tax assets, current	3,396,903,000	2,188,870,000
Other current financial assets	9,136,000	146,671,000
Current inventories	1,224,045,000	1,026,428,000
Current biological assets	0	0
Other current non-financial assets	[1] 8,205,959,000	8,928,679,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	84,002,687,000	72,052,868,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	84,002,687,000	72,052,868,000
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	48,113,163,000	50,123,273,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	10,133,558,000	10,546,728,000
Property, plant and equipment	82,753,540,000	87,342,530,000
Investment property	0	0
Right-of-use assets that do not meet definition of investment property	7,726,751,000	0
Goodwill	14,113,626,000	14,113,626,000
Intangible assets other than goodwill	28,890,741,000	28,949,890,000
Deferred tax assets	23,016,615,000	22,181,779,000
Other non-current non-financial assets	[2] 12,748,977,000	11,859,899,000
Total non-current assets	227,496,971,000	225,117,725,000
Total assets	311,499,658,000	297,170,593,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	44,859,165,000	41,278,310,000
Current tax liabilities, current	1,961,845,000	3,054,790,000
Other current financial liabilities	4,764,214,000	4,196,701,000
Current lease liabilities	1,091,093,000	0
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	1,637,000	1,642,000
Total current provisions	1,637,000	1,642,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	52,677,954,000	48,531,443,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	52,677,954,000	48,531,443,000
Non-current liabilities
Trade and other non-current payables	3,916,771,000	4,621,644,000
Current tax liabilities, non-current	1,718,109,000	3,141,394,000

15 of 94

Concept	Close Current Quarter 2019-06-30	Close Previous Exercise 2018-12-31
Other non-current financial liabilities	133,240,246,000	126,938,164,000
Non-current lease liabilities	8,521,410,000	0
Other non-current non-financial liabilities	0	0
Non-current provisions
Non-current provisions for employee benefits	1,019,129,000	962,497,000
Other non-current provisions	45,560,000	54,238,000
Total non-current provisions	1,064,689,000	1,016,735,000
Deferred tax liabilities	7,897,721,000	8,390,522,000
Total non-current liabilities	156,358,946,000	144,108,459,000
Total liabilities	209,036,900,000	192,639,902,000
Equity
Issued capital	4,907,765,000	4,907,765,000
Share premium	15,889,819,000	15,889,819,000
Treasury shares	14,327,210,000	14,219,060,000
Retained earnings	78,478,593,000	78,510,909,000
Other reserves	3,413,543,000	4,427,487,000
Total equity attributable to owners of parent	88,362,510,000	89,516,920,000
Non-controlling interests	14,100,248,000	15,013,771,000
Total equity	102,462,758,000	104,530,691,000
Total equity and liabilities	311,499,658,000	297,170,593,000

16 of 94

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2019-01-01 - 2019-06-30	Accumulated Previous Year 2018-01-01 - 2018-06-30	Quarter Current Year 2019-04-01 - 2019-06-30	Quarter Previous Year 2018-04-01 - 2018-06-30
Profit or loss
Profit (loss)
Revenue	47,702,832,000	49,513,848,000	24,307,587,000	26,701,845,000
Cost of sales	27,079,432,000	28,140,361,000	13,815,417,000	15,079,753,000
Gross profit	20,623,400,000	21,373,487,000	10,492,170,000	11,622,092,000
Distribution costs	5,546,949,000	5,427,730,000	2,782,565,000	2,846,360,000
Administrative expenses	7,024,186,000	6,783,088,000	3,316,646,000	3,391,337,000
Other income	0	3,083,837,000	0	3,237,923,000
Other expense	471,904,000	0	282,994,000	0
Profit (loss) from operating activities	7,580,361,000	12,246,506,000	4,109,965,000	8,622,318,000
Finance income	1,109,483,000	1,248,959,000	674,038,000	1,065,149,000
Finance costs	5,652,049,000	5,224,848,000	2,942,514,000	2,840,369,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	329,639,000	584,284,000	163,818,000	477,188,000
Profit (loss) before tax	3,367,434,000	8,854,901,000	2,005,307,000	7,324,286,000
Tax income (expense)	1,245,951,000	3,099,215,000	741,964,000	2,563,500,000
Profit (loss) from continuing operations	2,121,483,000	5,755,686,000	1,263,343,000	4,760,786,000
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	2,121,483,000	5,755,686,000	1,263,343,000	4,760,786,000
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	1,460,815,000	4,974,930,000	919,097,000	4,297,372,000
Profit (loss), attributable to non-controlling interests	660,668,000	780,756,000	344,246,000	463,414,000
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	0.51	1.71	0.32	1.48
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	[3]0.51	1.71	0.32	1.48
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	0.48	1.62	0.3	1.4
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	[4]0.48	1.62	0.3	1.4

17 of 94

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2019-01-01 - 2019-06-30	Accumulated Previous Year 2018-01-01 - 2018-06-30	Quarter Current Year 2019-04-01 - 2019-06-30	Quarter Previous Year 2018-04-01 - 2018-06-30
Statement of comprehensive income
Profit (loss)	2,121,483,000	5,755,686,000	1,263,343,000	4,760,786,000
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	(249,650,000)	(463,313,000)	(349,980,000)	(183,174,000)
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(249,650,000)	(463,313,000)	(349,980,000)	(183,174,000)
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	(67,399,000)	(655,812,000)	(8,821,000)	26,087,000
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	(67,399,000)	(655,812,000)	(8,821,000)	26,087,000
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	(578,572,000)	51,030,000	(230,980,000)	463,498,000
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	(578,572,000)	51,030,000	(230,980,000)	463,498,000
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options

18 of 94

Concept	Accumulated Current Year 2019-01-01 - 2019-06-30	Accumulated Previous Year 2018-01-01 - 2018-06-30	Quarter Current Year 2019-04-01 - 2019-06-30	Quarter Previous Year 2018-04-01 - 2018-06-30
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	(433,000)	0	(45,000)	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	(433,000)	0	(45,000)	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	(117,693,000)	43,853,000	(61,648,000)	57,209,000
Total other comprehensive income that will be reclassified to profit or loss, net of tax	(764,097,000)	(560,929,000)	(301,494,000)	546,794,000
Total other comprehensive income	(1,013,747,000)	(1,024,242,000)	(651,474,000)	363,620,000
Total comprehensive income	1,107,736,000	4,731,444,000	611,869,000	5,124,406,000
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	446,871,000	3,890,600,000	265,908,000	4,551,185,000
Comprehensive income, attributable to non-controlling interests	660,865,000	840,844,000	345,961,000	573,221,000

19 of 94

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2019-01-01 - 2019-06-30	Accumulated Previous Year 2018-01-01 - 2018-06-30
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	2,121,483,000	5,755,686,000
Adjustments to reconcile profit (loss)
+ Discontinued operations	0	0
+ Adjustments for income tax expense	1,245,951,000	3,099,215,000
+ (-) Adjustments for finance costs	0	0
+ Adjustments for depreciation and amortisation expense	10,295,173,000	9,648,925,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	33,787,000	17,282,000
+ Adjustments for provisions	702,603,000	780,736,000
+ (-) Adjustments for unrealised foreign exchange losses (gains)	(625,990,000)	(133,880,000)
+ Adjustments for share-based payments	569,011,000	693,054,000
+ (-) Adjustments for fair value losses (gains)	668,971,000	582,877,000
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	191,003,000	493,718,000
	(329,639,000)	(584,284,000)
+ (-) Adjustments for decrease (increase) in inventories	(432,603,000)	(1,422,317,000)
+ (-) Adjustments for decrease (increase) in trade accounts receivable	(2,193,103,000)	5,366,415,000
+ (-) Adjustments for decrease (increase) in other operating receivables	(2,573,332,000)	(2,278,475,000)
+ (-) Adjustments for increase (decrease) in trade accounts payable	1,315,508,000	569,329,000
+ (-) Adjustments for increase (decrease) in other operating payables	164,163,000	(3,507,179,000)
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	758,000	(3,632,387,000)
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	221,970,000	189,153,000
+ (-) Total adjustments to reconcile profit (loss)	9,254,231,000	9,882,182,000
Net cash flows from (used in) operations	11,375,714,000	15,637,868,000
- Dividends paid	0	0
	0	0
- Interest paid	(4,983,078,000)	(4,641,971,000)
+ Interest received	(51,725,000)	(66,911,000)
+ (-) Income taxes refund (paid)	6,003,902,000	3,456,822,000
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	10,303,165,000	16,756,106,000
Cash flows from (used in) investing activities
+ Cash flows from losing control of subsidiaries or other businesses	(674,000)	0
- Cash flows used in obtaining control of subsidiaries or other businesses	(107,883,000)	0
+ Other cash receipts from sales of equity or debt instruments of other entities	0	5,890,520,000
- Other cash payments to acquire equity or debt instruments of other entities	0	0
+ Other cash receipts from sales of interests in joint ventures	0	85,000,000
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	1,283,386,000	642,638,000
- Purchase of property, plant and equipment	8,859,401,000	7,253,498,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	1,441,524,000	1,080,850,000
+ Proceeds from sales of other long-term assets	0	0
- Purchase of other long-term assets	0	0

20 of 94

Concept	Accumulated Current Year 2019-01-01 - 2019-06-30	Accumulated Previous Year 2018-01-01 - 2018-06-30
+ Proceeds from government grants	0	0
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	452,400,000	0
- Interest paid	0	0
+ Interest received	0	0
	0	0
+ (-) Other inflows (outflows) of cash	51,472,000	408,812,000
Net cash flows from (used in) investing activities	(8,406,458,000)	(1,307,378,000)
Cash flows from (used in) financing activities
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	1,294,375,000	1,184,020,000
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity’s shares	1,094,096,000	1,541,181,000
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	14,006,712,000	0
- Repayments of borrowings	317,911,000	153,744,000
- Payments of finance lease liabilities	413,531,000	216,318,000
- Payments of lease liabilities	419,432,000	0
+ Proceeds from government grants	0	0
- Dividends paid	1,066,187,000	1,068,868,000
- Interest paid	3,591,148,000	4,457,956,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	(1,823,025,000)	(965,911,000)
Net cash flows from (used in) financing activities	3,987,007,000	(9,587,998,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	5,883,714,000	5,860,730,000
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(33,905,000)	(2,686,000)
Net increase (decrease) in cash and cash equivalents	5,849,809,000	5,858,044,000
Cash and cash equivalents at beginning of period	32,068,291,000	38,734,949,000
Cash and cash equivalents at end of period	37,918,100,000	44,592,993,000

21 of 94

[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,907,765,000	15,889,819,000	14,219,060,000	78,510,909,000	0	1,461,495,000	683,585,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	1,460,815,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(67,596,000)	(578,572,000)	0	0
Total comprehensive income	0	0	0	1,460,815,000	0	(67,596,000)	(578,572,000)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,066,187,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	766,000	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	108,150,000	(427,710,000)	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	108,150,000	(32,316,000)	0	(67,596,000)	(578,572,000)	0	0
Equity at end of period	4,907,765,000	15,889,819,000	14,327,210,000	78,478,593,000	0	1,393,899,000	105,013,000	0	0

22 of 94

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	2,654,866,000	0	0	(533,203,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(250,083,000)	0	0	0	0	0	0
Total comprehensive income	0	0	(250,083,000)	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(250,083,000)	0	0	0	0	0	0
Equity at end of period	0	0	2,404,783,000	0	0	(533,203,000)	0	0	0

23 of 94

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	160,744,000	4,427,487,000	89,516,920,000	15,013,771,000	104,530,691,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	1,460,815,000	660,668,000	2,121,483,000
Other comprehensive income	0	0	0	(117,693,000)	(1,013,944,000)	(1,013,944,000)	197,000	(1,013,747,000)
Total comprehensive income	0	0	0	(117,693,000)	(1,013,944,000)	446,871,000	660,865,000	1,107,736,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,066,187,000	1,573,622,000	2,639,809,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	766,000	(766,000)	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	(535,860,000)	0	(535,860,000)
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(117,693,000)	(1,013,944,000)	(1,154,410,000)	(913,523,000)	(2,067,933,000)
Equity at end of period	0	0	0	43,051,000	3,413,543,000	88,362,510,000	14,100,248,000	102,462,758,000

24 of 94

[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,978,126,000	15,889,819,000	14,788,984,000	74,155,724,000	0	2,298,822,000	561,412,000	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	4,974,930,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(715,900,000)	51,030,000	0	0
Total comprehensive income	0	0	0	4,974,930,000	0	(715,900,000)	51,030,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,068,868,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	1,432,424,000	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	(70,361,000)	0	(2,764,562,000)	(2,694,201,000)	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	937,386,000	78,484,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	(70,361,000)	0	(1,827,176,000)	2,722,769,000	0	(715,900,000)	51,030,000	0	0
Equity at end of period	4,907,765,000	15,889,819,000	12,961,808,000	76,878,493,000	0	1,582,922,000	612,442,000	0	0

25 of 94

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	3,024,527,000	0	0	(665,739,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(463,313,000)	0	0	0	0	0	0
Total comprehensive income	0	0	(463,313,000)	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(463,313,000)	0	0	0	0	0	0
Equity at end of period	0	0	2,561,214,000	0	0	(665,739,000)	0	0	0

26 of 94

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	208,057,000	5,427,079,000	85,661,764,000	13,995,150,000	99,656,914,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	4,974,930,000	780,756,000	5,755,686,000
Other comprehensive income	0	0	0	43,853,000	(1,084,330,000)	(1,084,330,000)	60,088,000	(1,024,242,000)
Total comprehensive income	0	0	0	43,853,000	(1,084,330,000)	3,890,600,000	840,844,000	4,731,444,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,068,868,000	1,245,913,000	2,314,781,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	1,432,424,000	749,767,000	2,182,191,000
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	(858,902,000)	0	(858,902,000)
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	43,853,000	(1,084,330,000)	3,395,254,000	344,698,000	3,739,952,000
Equity at end of period	0	0	0	251,910,000	4,342,749,000	89,057,018,000	14,339,848,000	103,396,866,000

27 of 94

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2019-06-30	Close Previous Exercise 2018-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,459,154,000	2,459,154,000
Restatement of capital stock	2,448,611,000	2,448,611,000
Plan assets for pensions and seniority premiums	1,422,586,000	1,461,902,000
Number of executives	68	67
Number of employees	39,046	39,098
Number of workers	0	0
Outstanding shares	338,215,359,846	338,329,119,531
Repurchased shares	19,091,911,956	18,978,152,271
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

28 of 94

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2019-01-01 - 2019-06-30	Accumulated Previous Year 2018-01-01 - 2018-06-30	Quarter Current Year 2019-04-01 - 2019-06-30	Quarter Previous Year 2018-04-01 - 2018-06-30
Informative data of the Income Statement
Operating depreciation and amortization	10,295,173,000	9,648,925,000	5,079,222,000	4,848,124,000

29 of 94

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2018-07-01 - 2019-06-30	Previous Year 2017-07-01 - 2018-06-30
Informative data - Income Statement for 12 months
Revenue	99,471,317,000	98,169,880,000
Profit (loss) from operating activities	15,586,413,000	19,554,406,000
Profit (loss)	3,981,067,000	8,186,304,000
Profit (loss), attributable to owners of parent	2,495,299,000	6,333,166,000
Operating depreciation and amortization	20,480,450,000	19,031,222,000

30 of 94

[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
BANORTE1	NO	2015-05-15	2022-04-30	TIIE+1.0	121,101,000	121,102,000	242,179,000	730,713,000
HSBC 2	NO	2014-07-04	2019-07-04	TIIE+1.25	299,975,000
BANCO SANTANDER 3	NO	2015-03-12	2020-07-07	TIIE+1.25			249,933,000
BANCO SANTANDER 4	NO	2015-01-08	2019-09-10	TIIE+1.25	249,900,000
HSBC 5	NO	2016-03-08	2023-03-08	7.13				1,250,000,000	1,250,000,000
SCOTIABANK INVERLAT 6	NO	2016-03-08	2023-03-08	7				1,500,000,000	1,500,000,000
BANCO SANTANDER 7	NO	2017-11-23	2022-10-21	TIIE+1.25					1,493,850,000
HSBC8	NO	2017-11-23	2022-11-22	TIIE+1.30					1,991,864,000
SCOTIABANK INVERLAT9	NO	2017-12-07	2023-02-03	TIIE+1.30					2,489,355,000
TOTAL					670,976,000	121,102,000	492,112,000	3,480,713,000	8,725,069,000	0	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					670,976,000	121,102,000	492,112,000	3,480,713,000	8,725,069,000	0	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	YES	2007-05-09	2037-05-11	8.93						4,487,009,000
NOTES 2	NO	2010-10-14	2020-10-01	7.38			9,990,596,000
SENIOR NOTES 3	YES	2013-05-14	2043-05-14	7.62						6,443,356,000
NOTES 4	NO	2014-04-07	2021-04-01	TIIE+0.35			5,996,207,000
NOTES 5	NO	2015-05-11	2022-05-02	TIIE+0.35				4,994,973,000
NOTES 6	NO	2017-10-09	2027-10-09	8.79						4,480,340,000
SENIOR NOTES 7	YES	2005-03-18	2025-03-18	6.97												11,292,401,000
SENIOR NOTES 8	YES	2002-03-11	2032-03-11	8.94												5,733,821,000
SENIOR NOTES 9	YES	2009-11-23	2040-01-15	6.97												11,382,642,000
SENIOR NOTES 10	YES	2014-05-13	2045-05-13	5.26												18,749,463,000
SENIOR NOTES 11	YES	2015-11-24	2026-01-30	4.86												5,724,464,000
SENIOR NOTES 12	YES	2015-11-24	2046-01-31	6.44												17,142,555,000
SENIOR NOTES 13	YES	2019-05-21	2049-05-24	5.52												14,081,109,000
TOTAL					0	0	15,986,803,000	4,994,973,000	0	15,410,705,000	0	0	0	0	0	84,106,455,000
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	15,986,803,000	4,994,973,000	0	15,410,705,000	0	0	0	0	0	[5] 84,106,455,000

31 of 94

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
NOTES PAYABLE TRANSFERRED TO BBVA BANCOMER BY ORIGINAL CREDITOR 1	NO	2016-03-01	2020-03-04			1,306,250,000
TOTAL					0	1,306,250,000	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	[6] 1,306,250,000	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
SUPPLIERS 1	NO	2019-06-30	2020-06-30			12,146,313,000						7,679,710,000
TRANSMISSION RIGHTS 2	NO	2012-05-07	2026-12-29			1,146,321,000	866,599,000	199,905,000	113,064,000	100,306,000		2,366,638,000	1,054,549,000	610,853,000	278,358,000	693,137,000
TOTAL					0	13,292,634,000	866,599,000	199,905,000	113,064,000	100,306,000	0	10,046,348,000	1,054,549,000	610,853,000	278,358,000	693,137,000
Total suppliers
TOTAL					0	13,292,634,000	866,599,000	199,905,000	113,064,000	100,306,000	0	10,046,348,000	1,054,549,000	610,853,000	278,358,000	693,137,000
Other current and non-current liabilities
Other current and non-current liabilities
DERIVATIVE FINANCIAL INSTRUMENTS 1						635,959,000			29,018,000	14,398,000
TOTAL					0	635,959,000	0	0	29,018,000	14,398,000	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					0	635,959,000	0	0	29,018,000	14,398,000	0	0	0	0	0	0
Total credits
TOTAL					670,976,000	15,355,945,000	17,345,514,000	8,675,591,000	8,867,151,000	15,525,409,000	0	10,046,348,000	1,054,549,000	610,853,000	278,358,000	84,799,592,000

32 of 94

[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	1,870,215,000	35,885,311,000	55,944,000	1,073,442,000	36,958,753,000
Non-current monetary assets	0	0	0	0	0
Total monetary assets	1,870,215,000	35,885,311,000	55,944,000	1,073,442,000	36,958,753,000
Liabilities position
Current liabilities	683,798,000	13,120,579,000	8,377,000	160,736,000	13,281,315,000
Non-current liabilities	4,698,554,000	90,154,915,000	0	0	90,154,915,000
Total liabilities	5,382,352,000	103,275,494,000	8,377,000	160,736,000	103,436,230,000
Net monetary assets (liabilities)	(3,512,137,000)	(67,390,183,000)	47,567,000	912,706,000	[7] (66,477,477,000)

33 of 94

[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
CONTENT:
CONTENT:	0	0	0	0
TELEVISA
CONTENT – ADVERTISING	7,951,326,000	100,869,000	0	8,052,195,000
CONTENT – NETWORK SUBSCRIPTION REVENUE	1,821,827,000	602,498,000	0	2,424,325,000
CONTENT - LICENSING AND SYNDICATION	625,484,000	4,132,905,000	0	4,758,389,000
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO, BLUE TELECOMM
SKY – DTH BROADCAST SATELLITE TV	9,516,452,000	0	674,943,000	10,191,395,000
SKY – PAY PER VIEW	30,715,000	0	2,081,000	32,796,000
SKY – ADVERTISING	405,478,000	0	0	405,478,000
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM, IZZI, TELECABLE
CABLE – DIGITAL TV SERVICE	7,885,539,000	0	0	7,885,539,000
CABLE – BROADBAND SERVICES	7,125,701,000	0	0	7,125,701,000
CABLE - SERVICE INSTALLATION	196,542,000	0	0	196,542,000
CABLE - ADVERTISING	552,150,000	0	0	552,150,000
CABLE - TELEPHONY	1,838,656,000	0	0	1,838,656,000
CABLE – OTHER INCOME	175,038,000	0	0	175,038,000
BESTEL, METRORED
CABLE - ENTERPISE OPERATIONS	2,199,717,000	0	140,404,000	2,340,121,000
OTHER BUSINESSES:
OTHER BUSINESSES:	0	0	0	0
TV Y NOVELAS, MUY INTERESANTE JUNIOR, VANIDADES, COCINA FACIL, NATIONAL GEOGRAPHIC, MUY INTERESANTE, TÚ, SKY VIEW
PUBLISHING – MAGAZINE CIRCULATION	194,403,000	0	12,494,000	206,897,000
PUBLISHING – ADVERTISING	127,672,000	0	20,508,000	148,180,000
PUBLISHING – OTHER INCOME	2,728,000	0	0	2,728,000
VIDEOCINE, PANTELION
DISTRIBUTION, RENTALS AND SALE OF MOVIE RIGHTS	513,121,000	787,000	82,503,000	596,411,000
CLUB DE FÚTBOL AMÉRICA, ESTADIO AZTECA
SPECIAL EVENTS AND SHOW PROMOTION	761,479,000	448,817,000	0	1,210,296,000
PLAY CITY
GAMING	1,496,272,000	0	0	1,496,272,000
TELEVISA RADIO
RADIO - ADVERTISING	376,696,000	0	0	376,696,000
CORTOON NETWORK, MINI REVISTA MINA, VOLKSWAGEN COLLECTION, SELECCIONES, GUÍA DE BIENESTAR SELECCIONES, ALGARABIA, VOGUE MEXICO
PUBLISHING DISTRIBUTION	147,330,000	0	21,997,000	169,327,000
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(2,478,906,000)	0	(3,394,000)	(2,482,300,000)
TOTAL	41,465,420,000	5,285,876,000	951,536,000	47,702,832,000

34 of 94

[800007] Annex - Financial derivative instruments

Management discussion about the policy uses of financial derivative instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”
III. QUALITATIVE AND QUANTITATIVE INFORMATION
i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the second quarter of 2019, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), certain financial derivative transactions originally intended to serve as a hedge and in effect as of June 30, 2019, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.
The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
35 of 94

Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from April to June 2019, there were no defaults or margin calls under the aforementioned financial derivative transactions.
The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.
The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
36 of 94

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

Management discussion about internal and external sources of liquidity that could be used for attending requirements related to financial derivative instruments

iii.            Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

37 of 94

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.
Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.
As of the date hereof, no circumstance or event of a financial derivative transaction, resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, forwards through which the Company hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $191,000,000.00 (One hundred ninety-one million U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $ 257,717,715.00 (Two hundred fifty- seven million seven hundred seventeen thousand seven hundred fifteen Mexican pesos 00/100) was incurred in the quarter.

2.
During the relevant quarter, forwards through which Televisión Internacional, S.A. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $21,000,000.00 (Twenty-one million U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $27,768,350.00 (Twenty seven million seven hundred sixty-eight   thousand three hundred and fifty Mexican pesos 00/100) was incurred in the quarter.

3.
During the relevant quarter, forwards through which Empresas Cablevisión, S.A.B. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $27,000,000.00 (Twenty- seven million U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $35,600,950.00 (Thirty- five million six hundred thousand nine hundred and fifty Mexican pesos 00/100) was incurred in the quarter.

During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

v. Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B, Empresas Cablevisión S.A.B. de C.V., Televisión Internacional, S.A. de C.V., and Corporación Novavisión S. de R.L. de C.V. whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

38 of 94

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
June 30, 2019
(In thousands of Mexican pesos and/or U.S. dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (5)	Previous Quarter (6)	Current Quarter Dr (Cr) (5)	Previous Quarter Dr (Cr) (6)	Maturing per Year
Interest Rate Swap (1)	Hedging	Ps.6,000,000	TIIE 28 days / 5.9351%	TIIE 28 days / 5.9351%	176,183	245,487	Monthly interest 2019-2021	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.5,000,000	TIIE 28 days / 6.5716%	TIIE 28 days / 6.5716%	118,676	183,253	Monthly interest 2019-2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.2,000,000	TIIE 28 days / 7.3275%	TIIE 28 days / 7.3275%	4,133	32,088	Monthly interest 2019-2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.1,500,000	TIIE 28 days / 7.3500%	TIIE 28 days / 7.3500%	1,971	22,961	Monthly interest 2019-2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.2,500,000	TIIE 28 days / 7.7485%	TIIE 28 days / 7.7485%	(29,018)	6,969	Monthly interest 2019-2023	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.4,000,000	TIIE 28 days/ 7.4450%	-	(14,398)	-	Monthly interest 2019-2024	Does not exist (7)
Forward (1)	Hedging	U.S.$199,000 / Ps.3,972,416	U.S.$199,000 / Ps.3,972,416	U.S.$204,125 / Ps.4,071,910	(71,297)	6,207	Semi-annual interest 2020	Does not exist (7)
Forward (1)	Hedging	-	-	U.S.$33,800 / Ps.682,375	-	10,705	2020	Does not exist (7)
Forward (1)	Hedging	U.S.$429,000 / Ps.8,805,593	U.S.$429,000 / Ps.8,805,593	U.S.$561,200 / Ps.11,529,196	(373,176)	(339,618)	2019-2020	Does not exist (7)
Interest Rate Swap (2)	Hedging	Ps.977,500	TIIE 28 days / 5.246%	TIIE 28 days / 5.246%	16,067	25,998	Monthly Interest 2019-2022	Does not exist (7)

39 of 94

Interest Rate Swap (2)	Hedging	Ps.1,059,334	TIIE 28 days / 7.2663%	TIIE 28 days / 7.2663%	6,672	15,998	Monthly Interest 2019-2022	Does not exist (7)
Forward (2)	Hedging	-	-	U.S.$7,500 / Ps.150,859	-	3,090	2020	Does not exist (7)
Forward (2)	Hedging	U.S.$90,000 / Ps.1,841,972	U.S.$90,000 / Ps.1,841,972	U.S.$103,500 / Ps.2,117,998	(71,010)	(46,822)	2019-2020	Does not exist (7)
Forward (3)	Hedging	-	-	U.S.$ 8,250 / Ps.165,582	-	3,963	2020	Does not exist (7)
Forward (3)	Hedging	U.S.$81,250 / Ps.1,661,770	U.S.$81,250 / Ps.1,661,770	U.S.$100,000 / Ps.2,044,942	(62,757)	(44,872)	2019-2020	Does not exist (7)
Forward (4)	Hedging	-	-	U.S.$16,500 / Ps.337,194	-	1,941	2020	Does not exist (7)
Forward (4)	Hedging	U.S.$71,500 / Ps.1,471,091	U.S.$71,500 / Ps.1,471,091	U.S.$55,000 / Ps.1,133,896	(57,719)	(24,432)	2019-2020	Does not exist (7)
				Total	(355,673)	102,916

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	Acquired by Empresas Cablevisión, S.A.B. de C.V.
(4)	Acquired by Corporación Novavisión S. de R.L. de C.V.
(5)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of June 30, 2019, is as follows:

Other financial assets	Ps.	9,136
Other non-current financial assets		314,566
Other financial liabilities		(635,959)
Other non-current financial liabilities		(43,416)
	Ps.	(355,673)

(6)	Information as of March 31, 2019.
(7)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

40 of 94

[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2019-06-30	Close Previous Exercise 2018-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	164,194,000	46,852,000
Balances with banks	1,194,081,000	1,914,254,000
Total cash	1,358,275,000	1,961,106,000
Cash equivalents
Short-term deposits, classified as cash equivalents	36,559,825,000	30,107,185,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	36,559,825,000	30,107,185,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	37,918,100,000	32,068,291,000
Trade and other current receivables
Current trade receivables	21,291,374,000	19,748,850,000
Current receivables due from related parties	959,535,000	1,078,327,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	2,179,577,000	1,680,905,000
Total current prepayments	2,179,577,000	1,680,905,000
Current receivables from taxes other than income tax	5,938,587,000	3,593,417,000
Current value added tax receivables	5,808,511,000	3,468,261,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	2,879,471,000	1,592,430,000
Total trade and other current receivables	33,248,544,000	27,693,929,000
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	1,224,045,000	1,026,428,000
Total current inventories	1,224,045,000	1,026,428,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

41 of 94

Concept	Close Current Quarter 2019-06-30	Close Previous Exercise 2018-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	781,957,000	764,217,000
Investments in associates	9,351,601,000	9,782,511,000
Total investments in subsidiaries, joint ventures and associates	10,133,558,000	10,546,728,000
Property, plant and equipment
Land and buildings
Land	4,983,643,000	4,967,965,000
Buildings	4,609,001,000	4,728,443,000
Total land and buildings	9,592,644,000	9,696,408,000
Machinery	54,908,929,000	60,176,873,000
Vehicles
Ships	0	0
Aircraft	525,873,000	529,158,000
Motor vehicles	753,571,000	905,936,000
Total vehicles	1,279,444,000	1,435,094,000
Fixtures and fittings	520,488,000	555,678,000
Office equipment	2,341,711,000	2,656,206,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	13,029,391,000	11,683,180,000
Construction prepayments	0	0
Other property, plant and equipment	1,080,933,000	1,139,091,000
Total property, plant and equipment	82,753,540,000	87,342,530,000
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	530,729,000	800,929,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	3,575,625,000	3,130,935,000
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	24,784,387,000	25,018,026,000
Total intangible assets other than goodwill	28,890,741,000	28,949,890,000
Goodwill	14,113,626,000	14,113,626,000
Total intangible assets and goodwill	43,004,367,000	43,063,516,000
Trade and other current payables
Current trade payables	23,338,982,000	22,029,548,000
Current payables to related parties	618,408,000	714,450,000
Accruals and deferred income classified as current

42 of 94

Concept	Close Current Quarter 2019-06-30	Close Previous Exercise 2018-12-31
Deferred income classified as current	14,609,541,000	13,637,580,000
Rent deferred income classified as current	0	0
Accruals classified as current	3,410,616,000	3,616,398,000
Short-term employee benefits accruals	923,738,000	1,067,245,000
Total accruals and deferred income classified as current	18,020,157,000	17,253,978,000
Current payables on social security and taxes other than income tax	2,453,598,000	675,662,000
Current value added tax payables	1,555,573,000	44,088,000
Current retention payables	428,020,000	604,672,000
Other current payables	0	0
Total trade and other current payables	44,859,165,000	41,278,310,000
Other current financial liabilities
Bank loans current	792,078,000	988,362,000
Stock market loans current	0	0
Other current liabilities at cost	1,306,250,000	1,940,269,000
Other current liabilities at no cost	635,959,000	148,061,000
Other current financial liabilities	2,029,927,000	1,120,009,000
Total Other current financial liabilities	4,764,214,000	4,196,701,000
Trade and other non-current payables
Non-current trade payables	3,916,771,000	4,621,644,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	3,916,771,000	4,621,644,000
Other non-current financial liabilities
Bank loans non-current	12,697,894,000	12,815,254,000
Stock market loans non-current	120,498,936,000	108,168,361,000
Other non-current liabilities at cost	0	5,954,549,000
Other non-current liabilities at no cost	43,416,000	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	133,240,246,000	126,938,164,000
Other provisions
Other non-current provisions	45,560,000	54,238,000
Other current provisions	1,637,000	1,642,000
Total other provisions	47,197,000	55,880,000
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	1,393,899,000	1,461,495,000
Reserve of cash flow hedges	105,013,000	683,585,000
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	2,404,783,000	2,654,866,000
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(533,203,000)	(533,203,000)

43 of 94

Concept	Close Current Quarter 2019-06-30	Close Previous Exercise 2018-12-31
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	43,051,000	160,744,000
Total other reserves	3,413,543,000	4,427,487,000
Net assets (liabilities)
Assets	311,499,658,000	297,170,593,000
Liabilities	209,036,900,000	192,639,902,000
Net assets (liabilities)	102,462,758,000	104,530,691,000
Net current assets (liabilities)
Current assets	84,002,687,000	72,052,868,000
Current liabilities	52,677,954,000	48,531,443,000
Net current assets (liabilities)	31,324,733,000	23,521,425,000

44 of 94

[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2019-01-01 - 2019-06-30	Accumulated Previous Year 2018-01-01 - 2018-06-30	Quarter Current Year 2019-04-01 - 2019-06-30	Quarter Previous Year 2018-04-01 - 2018-06-30
Analysis of income and expense
Revenue
Revenue from rendering of services	35,539,743,000	34,858,519,000	18,096,565,000	18,223,239,000
Revenue from sale of goods	462,785,000	600,676,000	231,816,000	319,496,000
Interest income	0	0	0	0
Royalty income	4,371,814,000	6,638,478,000	2,251,134,000	4,402,648,000
Dividend income	0	0	0	0
Rental income	7,328,490,000	7,416,175,000	3,728,072,000	3,756,462,000
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	47,702,832,000	49,513,848,000	24,307,587,000	26,701,845,000
Finance income
Interest income	645,445,000	742,830,000	348,962,000	438,757,000
Net gain on foreign exchange	464,038,000	506,129,000	325,076,000	0
Gains on change in fair value of derivatives	0	0	0	626,392,000
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	1,109,483,000	1,248,959,000	674,038,000	1,065,149,000
Finance costs
Interest expense	4,983,078,000	4,641,971,000	2,576,352,000	2,352,721,000
Net loss on foreign exchange	0	0	0	487,648,000
Losses on change in fair value of derivatives	668,971,000	582,877,000	366,162,000	0
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	0	0	0	0
Total finance costs	5,652,049,000	5,224,848,000	2,942,514,000	2,840,369,000
Tax income (expense)
Current tax	2,218,450,000	3,508,850,000	957,181,000	1,643,714,000
Deferred tax	(972,499,000)	(409,635,000)	(215,217,000)	919,786,000
Total tax income (expense)	1,245,951,000	3,099,215,000	741,964,000	2,563,500,000

45 of 94

[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Notes 1 y 2 of the Disclosure of interim financial reporting.

Disclosure of general information about financial statements

Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies
The condensed consolidated financial statements of the Group, as of June 30, 2019 and December 31, 2018, and for the six months ended June 30, 2019 and 2018, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.
The unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2018 and 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of June 30, 2019, except for the guidelines provided by the IFRS 16 that became effective beginning on January 1, 2019. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2019 did not have a significant impact in these interim un audited condensed consolidated financial statements.

Disclosure of significant accounting policies

Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual  consolidated financial statements as of December 31, 2018, and where applicable, of its interim condensed consolidated financial statements in 2019, are summarized below.

(a) Basis of Presentation
The consolidated financial statements of the Group as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”) as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

46 of 94

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of temporary investments, derivative financial instruments, financial assets, equity financial instruments, plan assets of post-employment benefits and share-based payments, as described below.
The preparation of consolidated financial statements in conformity with IFRS Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.
These consolidated financial statements were authorized for issuance on April 4, 2019, by the Group’s Principal Financial Officer.

(b) Consolidation
The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.
Subsidiaries
Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.
The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s  identifiable net assets.
Acquisition-related costs are expensed as incurred.
Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.
Loss of Control of a Subsidiary
When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss. Except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.
At December 31, 2018, 2017 and 2016, the main direct and indirect subsidiaries of the Company were as follows:

47 of 94

Entity	Company’s Ownership Interest(1)	Business Segment(2)

Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (3)	100%	Content
G.Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (4)	100%	Content
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (5)	58.7%	Sky
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (6)	100%	Cable and Sky
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (7)	51%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (8)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (9)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (10)	66.1%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (11)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (12)	100%	Cable
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (13)	50%	Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (14)	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 25 for a description of each of the Group’s business segments.

(3)	Televisa and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema, S.A. de C.V.

(4)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are wholly-owned subsidiaries of the Company through which it owns shares of the capital stock of UHI and maintains an investment in warrants that are exercisable for shares of common stock of UHI. As of December 31, 2018 and 2017, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and share warrants issued by UHI (see Notes 9, 10 and 19).

(5)
Innova is an indirect majority-owned subsidiary of the Company and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of  Innova.

(6)
CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova. In September 2016, Factum Más Telecom, S.A. de C.V., a former direct subsidiary of the Company and the former parent company of Sky DTH, Innova Holdings and Innova, was merged into CVQ. At the consolidated level, this merger had no effect (see Note 3).

(7)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(8)
Some Cablemás subsidiaries are directly owned by CVQ and some other Cablemás subsidiaries are indirectly owned by CVQ. In June 2016, three former Cablecom subsidiaries were merged into a Cablemás subsidiary. At the consolidated level, the mergers had no effect.

(9)
Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ. Through February 2016, the Company had a 50% ownership interest in TVI, and consolidated this subsidiary because it appointed the majority of the members of the Board of Directors of TVI. In March 2016, the Company acquired the remaining 50% non-controlling interest in TVI (see Note 3).

(10)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.
(11)
Through the third quarter of 2016, Grupo Cable TV, S.A. de C.V. (“Grupo Cable TV”), was an indirect subsidiary of CVQ. In June 2016, three former subsidiaries of Grupo Cable TV were merged into a Cablemás subsidiary. In the fourth quarter of 2016, Grupo Cable TV merged into Arretis, S.A.P.I. de C.V., a direct subsidiary of CVQ. At the consolidated level, the mergers had no effect.

48 of 94

(12)	The Telecable subsidiaries are directly owned by CVQ.

(13)	Radiópolis is a direct subsidiary of the Company. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis.

(14)	Villacezán is an indirect subsidiary of Grupo Telesistema, S.A. de C.V.

The Group’s Content, Sky and Cable segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).
Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.
Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.
The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.
Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.
The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

49 of 94

At December 31, 2018, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Content (broadcasting concessions) (1)	In 2021 and the relevant renewals start in 2022 ending in 2042
Sky (2)	Various from 2020 to 2027
Cable	Various from 2020 to 2046
Other Businesses:
Radio (3)	Various from 2019 to 2039
Gaming	In 2030

(1)
In November 2018, the IFT approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid in cash for such renewal an aggregate amount of Ps.5,754,543, which includes a payment of Ps.1,194 for administrative expenses and recognized this cost as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 12).

(2)	Sky made timely requests to renew its concessions in Panama and Honduras during 2018.

(3)
The costs paid by the Group for renewal of certain Radio concessions in 2017 and 2016 amounted to an aggregate of Ps.37,848 and Ps.111,636, respectively. In addition, IFT granted in 2017 two new concessions to the Group in Ensenada and Puerto Vallarta. The cost paid by the Group for obtaining these concessions amounted to an aggregate of Ps.85,486. The Group recognized the amounts for renewal and obtaining these concessions as intangible assets in its consolidated statement of financial position, and are amortized  in a period of 20 years by using the straight-line method (see Note 12).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c) Investments in Associates and Joint Ventures
Associates are those entities over which the Group has significant influence but not control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.
The Group’s investments in associates include an equity interest in UHI represented by approximately 10% of the outstanding total shares of UHI as of December 31, 2018 and 2017 (see Notes 3, 9 and 10).
The Group recognizes its share of losses of an associate or a joint venture up to the amount of its initial investment, subsequent capital contributions and long-term loans, or beyond that when guaranteed commitments have been made by the Group in respect of obligations incurred by investees, but not in excess of such guarantees. If an associate or a joint venture for which the Group had recognized a share of losses up to the amount of its guarantees generates net income in the future, the Group would not recognize its share of this net income until the Group first recognizes its share of previously unrecognized losses.
If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

(d) Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s chief executive officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.
(e) Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

50 of 94

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.
Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and (c) all resulting translation differences are recognized in other comprehensive income or loss.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are translated into Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of common stock of UHI (hedged item), which amounted to U.S.$421.2 million (Ps.8,285,286) and U.S.$413.3 million (Ps.8,144,843) as of December 31, 2018 and 2017, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to: (i) its investment in warrants exercisable for common stock of UHI and (ii) its initial investment in Open Ended Fund until March 31, 2018, and its entire investment in Open Ended Fund beginning in the second quarter of 2018 (hedged items), which amounted to Ps.34,921,530 (U.S.$1,775.1 million) and Ps.7,662,726 (U.S.$389.5 million), respectively, as of December 31, 2018, and Ps.36,395,183 (U.S.$1,847.0 million) and Ps.3,546,918 (U.S.$180.0 million), respectively, as of December 31, 2017. Consequently, any foreign exchange gain or loss attributable to this designated  hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of these investments in warrants and Open Ended Fund designated as hedged items (see Notes 9, 13 and 17).

Beginning on January 1, 2018, the Group adopted the hedge accounting requirements of IFRS 9 Financial Instruments, (“IFRS 9”) for all of its hedging relationships. This IFRS Standard became effective on that date.

(f) Cash and Cash Equivalents and Temporary Investments
Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of non-current investments in financial instruments. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated statement of income, except securities which are measured at amortized cost.

51 of 94

As of December 31, 2018 and 2017, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 1.77% for U.S. dollar deposits and 7.69% for Mexican peso deposits in 2018, and approximately 0.87% for U.S. dollar deposits and 6.72% for Mexican peso deposits in 2017.
(g) Transmission Rights and Programming
Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

Transmission rights are amortized over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

(h) Inventories
Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i) Financial Assets
Through December 31, 2017, the Group classified its financial assets in the following categories: loans and receivables, held-to-maturity investments, financial assets at fair value through income or loss (“FVIL”) and available-for-sale financial assets. The classification depended on the purpose for which the financial assets were acquired. Management determined the classification of its financial assets at initial recognition.

Beginning on January 1, 2018, the Group classifies its financial assets in accordance with IFRS 9 which became effective on that date. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or FVIL, based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost
Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying value recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL
Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9 (see Note 27). In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

52 of 94

Financial Assets at FVIL
Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.
Impairment of Financial Assets
From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its financial assets carried at fair value through other comprehensive income or loss. The impairment methodology applied depends on whether there has been a significant increase in credit risk.
For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see Note 7 for further details.
Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.
(j) Property, Plant and Equipment
Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:

Estimated Useful Lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

(k) Intangible Assets and Goodwill
Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:
Estimated Useful Lives
Trademarks	4 years
Licenses	3-14 years
Subscriber lists	4-10 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years
Trademarks
The Group determines its trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks.

53 of 94

In the third quarter of 2015, the Company’s management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from a current trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, beginning in the third quarter of 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of these trademarks when the migration to the new trademark started using an estimated useful life of four years. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.
Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.
Goodwill
Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.
(l) Impairment of Long-lived Assets
The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 12), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.
(m) Trade Accounts Payable and Accrued Expenses
Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2018 and 2017.
(n) Debt
Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

54 of 94

Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2018 and 2017.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(o)  Customer Deposits and Advances
Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (r)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

(p) Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(q) Equity
The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(r) Revenue Recognition
In connection with the initial adoption of IFRS 15, in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on revenue recognition in the Group’s Sky and Cable segments, as discussed below; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for the years ended December 31, 2017 and 2016, and will continue to report this information under the revenue recognition IFRS Standard in effect in those periods (see Note 27).

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:
●	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.

55 of 94

●	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.

●
Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided. Through December 31, 2017, commissions for obtaining contracts with customers in the Group’s Sky segment were accounted for as they were incurred. Beginning on January 1, 2018, in accordance with IFRS 15, certain incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

●
Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered. Through December 31, 2017, commissions for obtaining contracts with customers in the Group’s Cable segment were accounted for as they were incurred. Beginning on January 1, 2018, in accordance with IFRS 15, incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

●
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

●
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

●	Revenues from publishing distribution are recognized upon distribution of the products.

●	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

●	Motion picture production and distribution revenues are recognized as the films are exhibited.

●	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.
(s) Interest Income
Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.
(t) Employee Benefits
Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing
The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

56 of 94

Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.
(u) Income Taxes
The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.
(v) Derivative Financial Instruments
The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2018, 2017 and 2016, certain derivative financial instruments qualified for hedge accounting (see Note 14).
(w) Comprehensive Income
Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.
(x) Share-based Payment Agreements
Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group recognized a share-based compensation expense of Ps.1,327,549, Ps.1,489,884 and Ps.1,410,492 for the years ended December 31, 2018, 2017 and 2016, respectively, of which Ps.1,305,999, Ps.1,468,337 and Ps.1,392,534 was credited in consolidated stockholders’ equity for those years, respectively.
57 of 94

(y) Leases
Through December 31, 2018:
●
The determination of whether an arrangement was, or contained, a lease was based on the substance of the arrangement and required an assessment of whether the fulfillment of the arrangement was dependent on the use of a specific asset or assets and whether the arrangement conveyed the right to use the asset.

●
Leases of property, plant and equipment and other assets where the Group held substantially all the risks and rewards of ownership were classified as finance leases. Finance lease assets were capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, were recognized as liabilities. The interest element of the finance cost was charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the shorter of the useful life of the asset and the lease term.

●
Leases where a significant portion of the risks and rewards were held by the lessor were classified as operating leases. Rentals were charged to the consolidated statement of income on a straight line basis over the period of the lease.

●	Leasehold improvements were depreciated at the lesser of its useful life or contract term.

In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 2 (z)). The Group will not apply this new IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.
(z) New and Amended IFRS Standards
The Group adopted IFRS 15 and IFRS 9 which became effective on January 1, 2018 (see Notes 2 (i), 2 (r) and 27). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2018, and they did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2019.

New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 4 (2)	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	No earlier than 2020
IFRS 17 (2)	Insurance Contracts	January 1, 2021
IFRIC 23 (1)	Uncertainty over Income Tax Treatments	January 1, 2019
Annual Improvements (1)	Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019
Amendments to IAS 28 (1)	Long-term Interests in Associates and Joint Ventures	January 1, 2019
Amendments to IFRS 9 (1)	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 19 (1)	Plan Amendment, Curtailment or Settlement	January 1, 2019
IFRS Conceptual Framework	Conceptual Framework for Financial Reporting	January 1, 2020
Amendments to IFRS 3 (1)	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8 (1)	Definition of Material	January 1, 2020

(1)	This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2)	This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involved assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

IFRS 16 Leases was issued in January 2016, replaces IAS 17 Leases (“IAS 17”), and became effective on January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard: lessors continue to classify leases as finance or operating leases. The Company’s management expects that the initial impact of recording lease liabilities, and the corresponding right-of-use assets in accordance with the guidelines of IFRS 16, will increase the Group’s consolidated total assets and liabilities primarily in connection with lease commitments for the use of real estate property and satellite transponders as of December 31, 2018.

58 of 94

IFRS 16 will also affect the presentation of certain line items of the Group’s consolidated statement of income for interim and annual periods beginning on January 1, 2019, as the Group shall recognize a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related non-current lease liabilities, instead of affecting consolidated operating costs and expenses for lease payments, as they were recognized through December 31, 2018, under the guidelines of the former IFRS Standard. Beginning in the first quarter of 2019, the Group adopted the guidelines of IFRS 16 by using the retrospective cumulative effect, which consists of recognizing any cumulative adjustment due to the new IFRS Standard at the date of initial adoption in consolidated assets and liabilities. Accordingly, as a lessee, the Group recognized lease liabilities as of January 1, 2019, for leases classified as operating leases through December 31, 2018, and measured these lease liabilities at the present value of the remaining lease payments, discounted using the incremental borrowing rate as of January 1, 2019. The carrying amounts of leases classified as a finance leases through December 31, 2018, became the initial carrying amounts of right-of-use assets and lease liabilities under the guidelines of IFRS 16 beginning on January 1, 2019. The Company’s management will conclude and report in April 2019, the determination of the initial impact IFRS 16 will have on the Group’s consolidated financial statements for the first quarter of 2019. While the Company’s management is not yet in a position to disclose the full impact of the application of this new IFRS Standard, the Group expects that the initial impact of recording the required lease liabilities and the corresponding right-to-use assets will increase the Group’s consolidated total assets and liabilities as of January1, 2019, in a range of 1.5% and 2.0%, and 2.5% and 3.0%, respectively, primarily in connection with its non-cancellable lease and payment commitments for the use of real estate property. The Company’s management is in the process of concluding with the analysis and assessment of any changes to be made in the Group’s accounting policies for long-term lease agreements as a lessee, including the implementation of effective controls over financial reporting in the different business segments of the Group, in connection with the measurement and disclosures required by IFRS 16. The new accounting policies and estimates are subject to change until management finalizes its analysis.

Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts were issued in September 2016 and address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the replacement Standard that the Board is developing for IFRS 4. These concerns include temporary volatility in reported results.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. IFRS 17 is effective on January 1, 2021, and earlier application is permitted.

IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”) clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. When there is uncertainty over income tax treatments, IFRIC 23 addresses: (a) whether an entity considers uncertain tax treatments separately; (b) the assumptions an entity makes about the examination of tax treatments; (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, including an entity’s consideration of whether it is probable that a taxation authority will accept an uncertain tax treatment; and (d) how an entity considers changes in facts and circumstances.

Amendments to IFRS 3 Definition of a Business was issued in October 2018. The amended definition emphasises that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. Distinguishing between a business and a group of assets is important because an acquirer recognises goodwill only when acquiring a business. Amendments to IFRS 3 is effective on January 1, 2020, and earlier application is permitted.

Amendments to IAS 1 and IAS 8 Definition of Material. The definition of material helps a company determine whether information about an item, transaction or other event should be provided to users of financial statements. However, companies sometimes experienced difficulties using the previous definition of material when making materiality judgements in the preparation of financial statements. Consequently, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8) in October 2018. Amendments to IAS 1 and IAS 8 is effective on January 1, 2020, and earlier application is permitted.

Annual Improvements to IFRS Standards2015-2017 Cycle were published in December 2017 and set out amendments to certain IFRS Standards. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRS Standards. The IFRS Standards amended and the topics addressed by these amendments are as follows:

Standard	Subject of Amendment
IFRS 3 Business Combinations	Previously held interest in a joint operation.
IFRS 11 Joint Arrangements	Previously held interest in a joint operation.
IAS 12 Income Taxes	Income tax consequences of payments on financial instruments classified as equity.
IAS 23 Borrowing Costs	Borrowing costs eligible for capitalization.

Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures were issued in October 2017. The amendments clarify that a company applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture. An entity shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2019, with certain exceptions. Earlier application is permitted.

59 of 94

Amendments to IFRS 9 Prepayment Features with Negative Compensation were issued in October 2017. These amendments enable entities to measure at amortized cost some prepayable financial assets with so-called negative compensation. An entity shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2019, with certain exceptions. Earlier application is permitted.

Amendments to IAS 19 Employee Benefits (“IAS 19”) were issued in February 2018. When a change to a defined benefit plan (amendment, curtailment or settlement) takes place, IAS 19 requires a company to remeasure its net defined benefit liability or asset. These amendments require a company to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. Until now, IAS 19 did not specify how to determine these expenses for the period after the change to the plan. By requiring the use of updated assumptions, the amendments are expected to provide useful information to users of financial statements. An entity shall apply these amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019. Earlier application is permitted.

Conceptual Framework for Financial Reporting (“Conceptual Framework”) was issued in March 2018, replacing the previous version of the Conceptual Framework issued in 2010. The Conceptual Framework describes the objective of, and the concepts for, general purpose financial reporting. The purpose of the Conceptual Framework is to: (a) assist the IASB to develop IFRS Standards that are based on consistent concepts; (b) assist preparers to develop consistent accounting policies when no Standard applies to a particular transaction or other event, or when a Standard allows a choice of accounting policy; and (c) assist all parties to understand and interpret the IFRS Standards. The Conceptual Framework is not an IFRS Standard. Nothing in the Conceptual Framework overrides any IFRS Standard or any requirement in an IFRS Standard. The revised Conceptual Framework is effective immediately for the IASB and the IFRIC, and has an effective date of January 1, 2020, with earlier application permitted, for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction.

60 of 94

[800600] Notes - List of accounting policies

Disclosure of significant accounting policies

Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of its annual  consolidated financial statements as of December 31, 2018, and where applicable, of its interim condensed consolidated financial statements in 2019, are summarized below.
(a) Basis of Presentation
The consolidated financial statements of the Group as of December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”) as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of temporary investments, derivative financial instruments, financial assets, equity financial instruments, plan assets of post-employment benefits and share-based payments, as described below.

The preparation of consolidated financial statements in conformity with IFRS Standards requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on April 4, 2019, by the Group’s Principal Financial Officer.

(b) Consolidation
The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries
Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.
61 of 94

Loss of Control of a Subsidiary
When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss. Except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

At December 31, 2018, 2017 and 2016, the main direct and indirect subsidiaries of the Company were as follows:

Entity	Company’s Ownership Interest (1)	Business Segment (2)

Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content and Other Businesses
Televisa, S.A. de C.V. (“Televisa”) (3)	100%	Content
G.Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (4)	100%	Content
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (5)	58.7%	Sky
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (6)	100%	Cable and Sky
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (7)	51%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (8)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (9)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (10)	66.1%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (11)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (12)	100%	Cable
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (13)	50%	Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (14)	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 25 for a description of each of the Group’s business segments.

(3)	Televisa and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema, S.A. de C.V.

(4)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are wholly-owned subsidiaries of the Company through which it owns shares of the capital stock of UHI and maintains an investment in warrants that are exercisable for shares of common stock of UHI. As of December 31, 2018 and 2017, Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock and share warrants issued by UHI (see Notes 9, 10 and 19).

(5)
Innova is an indirect majority-owned subsidiary of the Company and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of   Innova.

(6)
CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova. In September 2016, Factum Más Telecom, S.A. de C.V., a former direct subsidiary of the Company and the former parent company of Sky DTH, Innova Holdings and Innova, was merged into CVQ. At the consolidated level, this merger had no effect (see Note 3).

62 of 94

(7)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(8)
Some Cablemás subsidiaries are directly owned by CVQ and some other Cablemás subsidiaries are indirectly owned by CVQ. In June 2016, three former Cablecom subsidiaries were merged into a Cablemás subsidiary. At the consolidated level, the mergers had no effect.

(9)
Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ. Through February 2016, the Company had a 50% ownership interest in TVI, and consolidated this subsidiary because it appointed the majority of the members of the Board of Directors of TVI. In March 2016, the Company acquired the remaining 50% non-controlling interest in TVI (see Note 3).

(10)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(11)
Through the third quarter of 2016, Grupo Cable TV, S.A. de C.V. (“Grupo Cable TV”), was an indirect subsidiary of CVQ. In June 2016, three former subsidiaries of Grupo Cable TV were merged into a Cablemás subsidiary. In the fourth quarter of 2016, Grupo Cable TV merged into Arretis, S.A.P.I. de C.V., a direct subsidiary of CVQ. At the consolidated level, the mergers had no effect.

(12)	The Telecable subsidiaries are directly owned by CVQ.

(13)	Radiópolis is a direct subsidiary of the Company. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis.

(14)	Villacezán is an indirect subsidiary of Grupo Telesistema, S.A. de C.V.

The Group’s Content, Sky and Cable segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

63 of 94

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2018, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Content (broadcasting concessions) (1)	In 2021 and the relevant renewals start in 2022 ending in 2042
Sky (2)	Various from 2020 to 2027
Cable	Various from 2020 to 2046
Other Businesses:
Radio (3)	Various from 2019 to 2039
Gaming	In 2030

(1)
In November 2018, the IFT approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid in cash for such renewal an aggregate amount of Ps.5,754,543, which includes a payment of Ps.1,194 for administrative expenses and recognized this cost as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 12).

(2)	Sky made timely requests to renew its concessions in Panama and Honduras during 2018.

(3)	The costs paid by the Group for renewal of certain Radio concessions in 2017 and 2016 amounted to an aggregate of Ps.37,848 and Ps.111,636, respectively. In addition, IFT granted in 2017 two new concessions to the Group in Ensenada and Puerto Vallarta. The cost paid by the Group for obtaining these concessions amounted to an aggregate of Ps.85,486. The Group recognized the amounts for renewal and obtaining these concessions as intangible assets in its consolidated statement of financial position, and are amortized in a period of 20 years by using the straight-line method (see Note 12).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c) Investments in Associates and Joint Ventures
Associates are those entities over which the Group has significant influence but not control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.

The Group’s investments in associates include an equity interest in UHI represented by approximately 10% of the outstanding total shares of UHI as of December 31, 2018 and 2017 (see Notes 3, 9 and 10).

The Group recognizes its share of losses of an associate or a joint venture up to the amount of its initial investment, subsequent capital contributions and long-term loans, or beyond that when guaranteed commitments have been made by the Group in respect of obligations incurred by investees, but not in excess of such guarantees. If an associate or a joint venture for which the Group had recognized a share of losses up to the amount of its guarantees generates net income in the future, the Group would not recognize its share of this net income until the Group first recognizes its share of previously unrecognized losses.

64 of 94

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

(d) Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s chief executive officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e) Foreign Currency Translation
Functional and Presentation Currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.

Translation of Foreign Operations
The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and (c) all resulting translation differences are recognized in other comprehensive income or loss.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.
Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are translated into Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.
A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of common stock of UHI (hedged item), which amounted to U.S.$421.2 million (Ps.8,285,286) and U.S.$413.3 million (Ps.8,144,843) as of December 31, 2018 and 2017, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).
A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to: (i) its investment in warrants exercisable for common stock of UHI and (ii) its initial investment in Open Ended Fund until March 31, 2018, and its entire investment in Open Ended Fund beginning in the second quarter of 2018 (hedged items), which amounted to Ps.34,921,530 (U.S.$1,775.1 million) and Ps.7,662,726 (U.S.$389.5 million), respectively, as of December 31, 2018, and Ps.36,395,183 (U.S.$1,847.0 million) and Ps.3,546,918 (U.S.$180.0 million), respectively, as of December 31, 2017. Consequently, any foreign exchange gain or loss attributable to this designated  hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of these investments in warrants and Open Ended Fund designated as hedged items (see Notes 9, 13 and 17).

65 of 94

Beginning on January 1, 2018, the Group adopted the hedge accounting requirements of IFRS 9 Financial Instruments, (“IFRS 9”) for all of its hedging relationships. This IFRS Standard became effective on that date.

(f) Cash and Cash Equivalents and Temporary Investments
Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of non-current investments in financial instruments. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated statement of income, except securities which are measured at amortized cost.

As of December 31, 2018 and 2017, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 1.77% for U.S. dollar deposits and 7.69% for Mexican peso deposits in 2018, and approximately 0.87% for U.S. dollar deposits and 6.72% for Mexican peso deposits in 2017.

(g) Transmission Rights and Programming
Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

Transmission rights are amortized over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

(h) Inventories
Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i) Financial Assets
Through December 31, 2017, the Group classified its financial assets in the following categories: loans and receivables, held-to-maturity investments, financial assets at fair value through income or loss (“FVIL”) and available-for-sale financial assets. The classification depended on the purpose for which the financial assets were acquired. Management determined the classification of its financial assets at initial recognition.

Beginning on January 1, 2018, the Group classifies its financial assets in accordance with IFRS 9 which became effective on that date. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or FVIL, based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost
Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying value recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

66 of 94

Financial Assets Measured at FVOCIL
Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9 (see Note 27). In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL
Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets
From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its financial assets carried at fair value through other comprehensive income or loss. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see Note 7 for further details.

Offsetting of Financial Instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j) Property, Plant and Equipment
Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:
Estimated Useful Lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

67 of 94

(k) Intangible Assets and Goodwill
Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:
Estimated Useful Lives
Trademarks	4 years
Licenses	3-14 years
Subscriber lists	4-10 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks
The Group determines its trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks.

In the third quarter of 2015, the Company’s management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from a current trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, beginning in the third quarter of 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of these trademarks when the migration to the new trademark started using an estimated useful life of four years. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.

Goodwill
Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(l) Impairment of Long-lived Assets
The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 12), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(m) Trade Accounts Payable and Accrued Expenses
Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

68 of 94

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2018 and 2017.

(n) Debt
Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2018 and 2017.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(o)  Customer Deposits and Advances
Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (r)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

(p) Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(q) Equity
The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(r) Revenue Recognition
In connection with the initial adoption of IFRS 15, in the first quarter of 2018, the Company’s management: (i) reviewed significant revenue streams and identified certain effects on revenue recognition in the Group’s Sky and Cable segments, as discussed below; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for the years ended December 31, 2017 and 2016, and will continue to report this information under the revenue recognition IFRS Standard in effect in those periods (see Note 27).

69 of 94

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

●	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.

●	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.

●
Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided. Through December 31, 2017, commissions for obtaining contracts with customers in the Group’s Sky segment were accounted for as they were incurred. Beginning on January 1, 2018, in accordance with IFRS 15, certain incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

●
Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered. Through December 31, 2017, commissions for obtaining contracts with customers in the Group’s Cable segment were accounted for as they were incurred. Beginning on January 1, 2018, in accordance with IFRS 15, incremental costs for obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

●
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

●
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

●	Revenues from publishing distribution are recognized upon distribution of the products.

●	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

●	Motion picture production and distribution revenues are recognized as the films are exhibited.

●	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

(s) Interest Income
Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

(t) Employee Benefits
Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

70 of 94

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing
The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

(u) Income Taxes
The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(v) Derivative Financial Instruments
The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2018, 2017 and 2016, certain derivative financial instruments qualified for hedge accounting (see Note 14).

71 of 94

(w) Comprehensive Income
Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(x) Share-based Payment Agreements
Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group recognized a share-based compensation expense of Ps.1,327,549, Ps.1,489,884 and Ps.1,410,492 for the years ended December 31, 2018, 2017 and 2016, respectively, of which Ps.1,305,999, Ps.1,468,337 and Ps.1,392,534 was credited in consolidated stockholders’ equity for those years, respectively.

(y) Leases
Through December 31, 2018:

●
The determination of whether an arrangement was, or contained, a lease was based on the substance of the arrangement and required an assessment of whether the fulfillment of the arrangement was dependent on the use of a specific asset or assets and whether the arrangement conveyed the right to use the asset.

●
Leases of property, plant and equipment and other assets where the Group held substantially all the risks and rewards of ownership were classified as finance leases. Finance lease assets were capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, were recognized as liabilities. The interest element of the finance cost was charged to the consolidated statement of income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases was depreciated over the shorter of the useful life of the asset and the lease term.

●
Leases where a significant portion of the risks and rewards were held by the lessor were classified as operating leases. Rentals were charged to the consolidated statement of income on a straight line basis over the period of the lease.

●	Leasehold improvements were depreciated at the lesser of its useful life or contract term.

In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 2 (z)). The Group will not apply this new IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.

(z) New and Amended IFRS Standards
The Group adopted IFRS 15 and IFRS 9 which became effective on January 1, 2018 (see Notes 2 (i), 2 (r) and 27). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2018, and they did not have any significant impact on the Group’s consolidated financial statements.

Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2019.
New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After
Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 4 (2)	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts	No earlier than 2020
IFRS 17 (2)	Insurance Contracts	January 1, 2021
IFRIC 23 (1)	Uncertainty over Income Tax Treatments	January 1, 2019
Annual Improvements (1)	Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019
Amendments to IAS 28 (1)	Long-term Interests in Associates and Joint Ventures	January 1, 2019
Amendments to IFRS 9 (1)	Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 19 (1)	Plan Amendment, Curtailment or Settlement	January 1, 2019
IFRS Conceptual Framework	Conceptual Framework for Financial Reporting	January 1, 2020
Amendments to IFRS 3 (1)	Definition of a Business	January 1, 2020
Amendments to IAS 1 and IAS 8 (1)	Definition of Material	January 1, 2020

(1)	This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2)	This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014 and address and acknowledge inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involved assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.

72 of 94

IFRS 16 Leases was issued in January 2016, replaces IAS 17 Leases (“IAS 17”), and became effective on January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the current standard: lessors continue to classify leases as finance or operating leases. The Company’s management expects that the initial impact of recording lease liabilities, and the corresponding right-of-use assets in accordance with the guidelines of IFRS 16, will increase the Group’s consolidated total assets and liabilities primarily in connection with lease commitments for the use of real estate property and satellite transponders as of December 31, 2018. IFRS 16 will also affect the presentation of certain line items of the Group’s consolidated statement of income for interim and annual periods beginning on January 1, 2019, as the Group shall recognize a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related non-current lease liabilities, instead of affecting consolidated operating costs and expenses for lease payments, as they were recognized through December 31, 2018, under the guidelines of the former IFRS Standard. Beginning in the first quarter of 2019, the Group adopted the guidelines of IFRS 16 by using the retrospective cumulative effect, which consists of recognizing any cumulative adjustment due to the new IFRS Standard at the date of initial adoption in consolidated assets and liabilities. Accordingly, as a lessee, the Group recognized lease liabilities as of January 1, 2019, for leases classified as operating leases through December 31, 2018, and measured these lease liabilities at the present value of the remaining lease payments, discounted using the incremental borrowing rate as of January 1, 2019. The carrying amounts of leases classified as a finance leases through December 31, 2018, became the initial carrying amounts of right-of-use assets and lease liabilities under the guidelines of IFRS 16 beginning on January 1, 2019. The Company’s management will conclude and report in April 2019, the determination of the initial impact IFRS 16 will have on the Group’s consolidated financial statements for the first quarter of 2019. While the Company’s management is not yet in a position to disclose the full impact of the application of this new IFRS Standard, the Group expects that the initial impact of recording the required lease liabilities and the corresponding right-to-use assets will increase the Group’s consolidated total assets and liabilities as of January1, 2019, in a range of 1.5% and 2.0%, and 2.5% and 3.0%, respectively, primarily in connection with its non-cancellable lease and payment commitments for the use of real estate property. The Company’s management is in the process of concluding with the analysis and assessment of any changes to be made in the Group’s accounting policies for long-term lease agreements as a lessee, including the implementation of effective controls over financial reporting in the different business segments of the Group, in connection with the measurement and disclosures required by IFRS 16. The new accounting policies and estimates are subject to change until management finalizes its analysis.

Amendments to IFRS 4 Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts were issued in September 2016 and address concerns arising from implementing the new financial instruments Standard, IFRS 9, before implementing the replacement Standard that the Board is developing for IFRS 4. These concerns include temporary volatility in reported results.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. IFRS 17 is effective on January 1, 2021, and earlier application is permitted.

IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”) clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes when there is uncertainty over income tax treatments. When there is uncertainty over income tax treatments, IFRIC 23 addresses: (a) whether an entity considers uncertain tax treatments separately; (b) the assumptions an entity makes about the examination of tax treatments; (c) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, including an entity’s consideration of whether it is probable that a taxation authority will accept an uncertain tax treatment; and (d) how an entity considers changes in facts and circumstances.

Amendments to IFRS 3 Definition of a Business was issued in October 2018. The amended definition emphasises that the output of a business is to provide goods and services to customers, whereas the previous definition focused on returns in the form of dividends, lower costs or other economic benefits to investors and others. Distinguishing between a business and a group of assets is important because an acquirer recognises goodwill only when acquiring a business. Amendments to IFRS 3 is effective on January 1, 2020, and earlier application is permitted.

Amendments to IAS 1 and IAS 8 Definition of Material. The definition of material helps a company determine whether information about an item, transaction or other event should be provided to users of financial statements. However, companies sometimes experienced difficulties using the previous definition of material when making materiality judgements in the preparation of financial statements. Consequently, the IASB issued Definition of Material (Amendments to IAS 1 and IAS 8) in October 2018. Amendments to IAS 1 and IAS 8 is effective on January 1, 2020, and earlier application is permitted.

73 of 94

Annual Improvements to IFRS Standards2015-2017 Cycle were published in December 2017 and set out amendments to certain IFRS Standards. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRS Standards. The IFRS Standards amended and the topics addressed by these amendments are as follows:

Standard	Subject of Amendment
IFRS 3 Business Combinations	Previously held interest in a joint operation.
IFRS 11 Joint Arrangements	Previously held interest in a joint operation.
IAS 12 Income Taxes	Income tax consequences of payments on financial instruments classified as equity.
IAS 23 Borrowing Costs	Borrowing costs eligible for capitalization.

Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures were issued in October 2017. The amendments clarify that a company applies IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture. An entity shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2019, with certain exceptions. Earlier application is permitted.

Amendments to IFRS 9 Prepayment Features with Negative Compensation were issued in October 2017. These amendments enable entities to measure at amortized cost some prepayable financial assets with so-called negative compensation. An entity shall apply these amendments retrospectively for annual reporting periods beginning on or after January 1, 2019, with certain exceptions. Earlier application is permitted.

Amendments to IAS 19 Employee Benefits (“IAS 19”) were issued in February 2018. When a change to a defined benefit plan (amendment, curtailment or settlement) takes place, IAS 19 requires a company to remeasure its net defined benefit liability or asset. These amendments require a company to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. Until now, IAS 19 did not specify how to determine these expenses for the period after the change to the plan. By requiring the use of updated assumptions, the amendments are expected to provide useful information to users of financial statements. An entity shall apply these amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019. Earlier application is permitted.

Conceptual Framework for Financial Reporting (“Conceptual Framework”) was issued in March 2018, replacing the previous version of the Conceptual Framework issued in 2010. The Conceptual Framework describes the objective of, and the concepts for, general purpose financial reporting. The purpose of the Conceptual Framework is to: (a) assist the IASB to develop IFRS Standards that are based on consistent concepts; (b) assist preparers to develop consistent accounting policies when no Standard applies to a particular transaction or other event, or when a Standard allows a choice of accounting policy; and (c) assist all parties to understand and interpret the IFRS Standards. The Conceptual Framework is not an IFRS Standard. Nothing in the Conceptual Framework overrides any IFRS Standard or any requirement in an IFRS Standard. The revised Conceptual Framework is effective immediately for the IASB and the IFRIC, and has an effective date of January 1, 2020, with earlier application permitted, for companies that use the Conceptual Framework to develop accounting policies when no IFRS Standard applies to a particular transaction.

74 of 94

[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

Notes to Interim Unaudited Condensed Consolidated Financial Statements
As of June 30, 2019 and December 31, 2018 and for the six months ended June 30, 2019 and 2018
(In thousands of Mexican Pesos, except per CPO, per share, and exchange rate amounts, unless otherwise indicated)

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 75 countries, through 26 pay-tv brands and television networks, cable operators and over-the-top or “OTT” services. In the United States, the Group’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), the leading media company serving the Hispanic market. Univision broadcasts the Group’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, the Group has equity and warrants, that upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings, Inc. or “UHI”, the controlling company of Univision. The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable multiple system operators in Mexico. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

2.	Basis of Preparation and Accounting Policies

These interim condensed consolidated financial statements of the Group, as of June 30, 2019 and December 31, 2018, and for the six months ended June 30, 2019 and 2018, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2018, 2017 and 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS Standards”) as issued by the International Accounting Standards Board (“IASB”), and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of June 30, 2019, except for the accounting change described below in connection with the initial adoption of a new IFRS Standard, which became effective on January 1, 2019.

These interim unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016. There have been no significant changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.

These interim unaudited condensed consolidated financial statements were authorized for issuance on July 4, 2019, by the Group’s Principal Financial Officer.

The preparation of interim unaudited condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim unaudited condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2018, except for the accounting change described below in connection with the initial adoption of a new IFRS Standard.

IFRS Standard that became effective on January 1, 2019

IFRS 16

IFRS 16 Leases (“IFRS 16”) replaced IAS 17 Leases (“IAS 17”), and became effective on January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. Lessor accounting remains similar to the former IFRS Standard: lessors continue to classify leases as finance or operating leases.

Beginning in the first quarter of 2019, the Group adopted the guidelines of IFRS 16 by using the modified retrospective approach, which consists of recognizing any cumulative adjustment due to the new IFRS Standard at the date of initial adoption in consolidated assets and liabilities. Accordingly, as a lessee, the Group recognized lease liabilities as of January 1, 2019, for leases recognized as operating leases through December 31, 2018, and measured these lease liabilities at the present value of the remaining lease payments, discounted using the incremental borrowing rate as of January 1, 2019. The carrying amounts of leases classified as a finance leases through December 31, 2018, became the initial carrying amounts of right-of-use assets and lease liabilities under the guidelines of IFRS 16 beginning on January 1, 2019.

The initial impact of recording lease liabilities, and the corresponding right-of-use assets in accordance with the guidelines of IFRS 16, increased the Group’s consolidated total assets and liabilities as of January 1, 2019, as described below. Also, as a result of the adoption of IFRS 16, the Group recognizes a depreciation of rights-of-use assets for long-term lease agreements, and a finance expense for interest from related lease liabilities, instead of affecting consolidated operating costs and expenses for lease payments made, as they were recognized through December 31, 2018, under the guidelines of the former IFRS Standard.

The Company’s management has concluded the analysis and assessment of any changes to be made in the Group’s accounting policies for long-term lease agreements as a lessee, including the implementation of effective controls over financial reporting in the different business segments of the Group, in connection with the measurement and disclosures required by IFRS 16.

As a result of the adoption of IFRS 16, the Group has recognized as right-of-use assets and lease liabilities in its consolidated statements of financial position as of June 30 and January 1, 2019, long-term lease agreements that were recognized as operating leases through December 31, 2018, as follows:

75 of 94

Long-term Lease Agreements	June 30, 2019 Assets (Liabilities)		January 1, 2019 Assets (Liabilities)
Right-of-use assets, net	Ps.	4,553,967	Ps.	4,750,300
Lease liabilities [1]		(4,620,963)		(4,750,300)
Net effect	Ps.	(66,996)	Ps.	-
[1]Current portion of lease liabilities as of June 30 and January 1, 2019, amounted to Ps.445,639 and Ps.448,616, respectively.

Depreciation of right-of-use assets referred to in the table above and charged to income for the six months ended June 30, 2019, amounted to Ps.309,315.

The Group has also classified as right-of-use assets and lease liabilities in its consolidated statements of financial position as of June 30 and January 1, 2019, property and equipment and obligations under long-term lease agreements that were recognized as finance leases through December 31, 2018, as follows:

Long-term Lease Agreements	June 30, 2019 Assets (Liabilities)		January 1, 2019 Assets (Liabilities)
Right-to-use assets	Ps.	3,172,784	Ps.	3,402,900
Lease liabilities [1]		(4,991,540)		(5,317,900)
Net effect	Ps.	(1,818,756)	Ps.	(1,915,000)
[1]Current portion of lease liabilities as of June 30 and January 1, 2019, amounted to Ps.645,454 and Ps.651,800, respectively.

Depreciation of right-of-use assets referred to in the table above and charged to income for the six months ended June 30, 2019, amounted to Ps.214,151.

76 of 94

IFRS Standards that became effective on January 1, 2018

In the first quarter of 2018, the Group adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9 Financial Instruments (“IFRS 9”), which became effective for annual periods beginning on January 1, 2018.

IFRS 15

IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity applies to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity recognizes revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.

In connection with the initial adoption of IFRS 15 in the first quarter of 2018, the Company’s management (i) reviewed significant revenue streams and identified certain effects on the Group’s revenue recognition in the Sky and Cable segments; (ii) used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity; and (iii) did not restate the comparative information for the years ended December 31, 2017 and 2016, which was reported under the financial reporting standards in effect in those periods. Based on the Group’s existing customer contracts and relationships, the implementation of the new standard did not have a material impact on the Group’s consolidated financial statements upon adoption. The more significant effects to the Group’s revenue recognition are described as follows:

Content

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments. In connection with the initial adoption of IFRS 15, customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers advertising services to the customer. Under the guidelines of IFRS 15, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term. Accordingly, there was no effect in the recognition of a contract liability for deposits and advances agreements with customers in the Group’s consolidated statement of financial position at the adoption date of IFRS 15.

Sky

Through December 31, 2017, commissions for obtaining contracts with customers in this segment were accounted for in the consolidated statement of income as they were incurred. Beginning on January 1, 2018, in accordance with the new standard, incremental costs of obtaining contracts with customers, primarily commissions, are recognized as assets in the Group´s consolidated statement of financial position and amortized in the expected life of contracts with customers.

Cable

Through December 31, 2017, commissions for obtaining contracts with customers in this segment were accounted for in the consolidated statement of income as they were incurred. Beginning on January 1, 2018, in accordance with the new standard, incremental costs of obtaining contracts with customers, primarily commissions, are recognized as assets in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers. In the telecommunications business of this segment, as required by the new standard, the Company’s management reviewed the terms and conditions of the most significant contracts on an individual basis, and concluded that the effects of applying IFRS 15 were not significant at the adoption date.

The Group has recognized assets from incremental costs of obtaining a contract with customers, primarily commissions, which are classified as current and non-current other assets in its consolidated financial statements as of June 30, 2019 and December 31, 2018, as follows:

	June 30, 2019		December 31, 2018
Contract Costs, net:
Cable	Ps.	1,263,852	Ps.	1,133,727
Sky		2,198,162		2,236,932
Total Contract Costs, net	Ps.	3,462,014	Ps.	3,370,659

77 of 94

Amortization of contract costs charged to income for the six months ended June 30, 2019 and 2018, was Ps.234,280 and Ps.293,601, respectively.

In connection with the assets from incremental costs of obtaining a contract with customers referred to above and the initial adoption of IFRS 15, the Group recognized cumulative adjustments that increased consolidated retained earnings as of January 1, 2018, as follows:

	Retained Earnings		Income Taxes		Net

Controlling interest	Ps.	2,272,350	Ps.	(672,898)	Ps.	1,599,452
Non-controlling interests		1,112,854		(327,651)		785,203
Effect on equity at January 1, 2018	Ps.	3,385,204	Ps.	(1,000,549)	Ps.	2,384,655

IFRS 9

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value, with changes in fair value either through income or loss, or through other comprehensive income or loss. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial assets. For financial liabilities, this standard retains most of the IAS 39 Financial Instruments: Recognition and Measurement requirements. IFRS 9  considers under a new impairment approach that is no longer necessary for a credit event to have occurred before credit losses are recognized, instead, an entity always accounts for expected credit losses, and change in those expected losses to profit or loss; in respect to hedging activities, IFRS 9 aligns hedge accounting more closely with an entity’s risk management through a principles-based approach, by means of which the range from 0.8 to 1.25 to declare a maintaining hedge is eliminated an in its place, an effective hedging instrument will be declared only if it supports the entity’s risk management strategy and maintain an effective hedge, and in lieu thereof, an instrument of effective hedge could be deemed this way if it is aligned with the entity’s management risks strategy; IFRS 9 establishes that an entity making an irrevocable election to present in other comprehensive income changes in fair value of an investment in an equity instrument that is not held for trading, should not transfer to profit or loss any amounts presented in other comprehensive income, but may transfer the cumulative gain or loss within equity. The Company’s management used the retrospective cumulative effect, which consists in recognizing any cumulative adjustment resulting from the new standard at the date of initial adoption in consolidated equity.

In connection with the initial adoption of IFRS 9 in the first quarter of 2018, and based on the Group’s existing financial instruments, related contracts and hedge relationships as of December 31, 2017, the implementation of the new standard did not have a material impact on the Group’s consolidated financial statements upon adoption.

In connection with expected credit losses of trade notes and accounts receivable, in conformity with the guidelines provided by IFRS 9, the Group recognized cumulative adjustments that decreased consolidated retained earnings as of January 1, 2018, as follows:

	Accumulated Loss		Income Tax Benefit		Net Accumulated Loss

Controlling interest	Ps.	(234,129)	Ps.	67,101	Ps.	(167,028)
Non-controlling interests		(47,465)		12,029		(35,436)
Effect on equity at January 1, 2018	Ps.	(281,594)	Ps.	79,130	Ps.	(202,464)

In connection with the initial adoption of IFRS 9, which became effective on January 1, 2018, the Company classified financial assets as current temporary investments with changes in fair value through income or loss. Beginning on January 1, 2018, the Company classified these financial assets as non-current financial instruments with changes in fair value through other comprehensive income, based on its business model for managing financial assets and the contractual cash flow characteristics of these financial assets. In accordance with IFRS 9, this new classification the Group recognized cumulative adjustments in consolidated retained earnings as of January 1, 2018, as follows:

	Accumulated Loss		Income Tax Benefit		Net Accumulated Loss
Effect on equity at January 1, 2018	Ps.	(1,182,760)	Ps.	354,828	Ps.	(827,932)

78 of 94

3.	Acquisition and Disposition

On December 17, 2018, the Group acquired from Axtel, S.A.B. de C.V. (“Axtel”) its residential fiber-to-home business and related assets in Mexico City, Zapopan, Monterrey, Aguascalientes, San Luis Potosí and Ciudad Juarez. The assets acquired comprise 553,226 revenue generating units consisting of 97,622 video, 227,802 broadband and 227,802 voice, revenue generating units. This transaction was paid in cash by the Group in the aggregate amount of Ps.5,466,872, including value added tax. Through this acquisition, the Group continues with its strategy to consolidate a cable company with national coverage that delivers more and better services for the benefit of end users. The following table summarizes the allocation of the total amount of cash paid by the Group in connection with the purchase of tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. The excess of the purchase price over those fair values was allocated to goodwill in the Cable segment. The Company’s management completed a final purchase price allocation for this acquisition in the first half of 2019, and there was no changes with the preliminary purchase price allocation made as of December 31, 2018.

	December 17, 2018
Cash and cash equivalents	Ps	1,000
Trade notes and accounts receivables	.	169,036
Other accounts receivable primarily value-added tax		875,331
Total current assets		1,045,367
Property and equipment		2,130,108
Intangible assets and goodwill		2,582,713
Total assets		5,758,188
Other current liabilities		291,316
Total liabilities		291,316
Total net assets	Ps.	5,466,872

In February 2018, the Company announced an agreement to sell its 19.9% stake in Imagina Media Audiovisual, S.L., (together with its subsidiaries, “Imagina”), a media and telecom company in Spain, which was subject to the fulfillment of certain conditions and regulatory approvals. In June 2018, this transaction was closed and the Company sold its stake in Imagina and received proceeds in the aggregate amount of €284.5 million (Ps.6,603,751), of which €251.3 million (Ps.5,832,360) were in cash and €33.2 million (Ps.771,391) were held in escrow and will be paid to the Company over time subject to customary terms and conditions under escrow agreements. In the fourth quarter of 2018, a cash amount of €16.1 million (Ps.366,354) was released from escrow and an amount of €1.5 million (Ps.33,558) was used for escrow purposes. As of June 30, 2019, the amount held in escrow was €15.6 million (Ps.340,123). As a result of this transaction, the Group recognized a net pretax gain of Ps.3,513,829 as other income in its consolidated statement of income for the year ended December 31, 2018 (see Note 13).

4.	Investments in financial instruments

At June 30, 2019 and December 31, 2018, the Group had the following investments in financial instruments:

	June 30, 2019		December 31, 2018
Measured at fair value through other comprehensive income:
Equity instruments:
Warrants issued by UHI (1)	Ps.	34,303,340	Ps.	34,921,530
Open Ended Fund (2)		7,366,928		7,662,726
Other equity instruments (3)		6,055,483		6,545,625
Other financial assets (4)		71,994		72,612
		47,797,745		49,202,493
Other		852		937
	Ps.	47,798,597	Ps.	49,203,430

(1)
The Group’s warrants are exercisable for UHI’s common stock, in whole or in part, at an exercise price of U.S.$0.01 per warrant share. The warrants do not entitle the holder to any voting rights as a stockholder of UHI. The warrants shall expire and no longer be exercisable after the tenth anniversary of the date of issuance (the “Expiration Date”); provided, however, the Expiration Date shall automatically be extended for nine successive ten-year periods unless the Group provides written notice to UHI of its election not to so extend the Expiration Date. The warrants do not bear interest. As of June 30, 2019 and December 31, 2018, the number of warrants amounted to approximately 4,591 thousand, which upon their exercise would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in UHI. Beginning on January 1, 2018, in connection with the adoption of IFRS 9, which became effective on that date, these warrants are classified as equity instruments (financial assets) and measured at fair value with changes in fair value recognized in other comprehensive income or loss in consolidated equity (see Notes 5 and 9).

(2)
The Group has an investment in an Open Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. Beginning on January 1, 2018, in connection with the adoption of IFRS 9, which became effective on that date, this Open Ended Fund is classified as an equity instrument  measured at fair value through other comprehensive income or loss in consolidated equity.

79 of 94

(3)
Other equity instruments (publicly traded instruments) and the fair value is based on quoted market prices. In connection with these equity instruments, for which an irrevocable election was made by the Group under the guidelines of IFRS 9 to recognize any changes in fair value in other comprehensive income or loss in consolidated equity (see Note 2).

(4)
In the fourth quarter of 2018, the Company invested in corporate fixed income securities with long-term maturities, which were classified as other financial assets with changes in fair value in other comprehensive income or loss in consolidated equity, in accordance with the Group’s business model to manage these financial instruments and their contractual cash flows characteristics.

A roll forward of financial assets at fair value through other comprehensive income for the six months ended June 30, 2019 and 2018, is presented as follows:
	Warrants Issued by UHI (1)		Open Ended Fund (1)		Other Equity Instruments		Other Financial Assets		Total
At January 1, 2019	Ps.	34,921,530	Ps.	7,662,726	Ps.	6,545,625	Ps.	72,612	Ps.	49,202,493
Change in fair value in other comprehensive income		(618,190)		(295,798)		(490,142)		(618)		(1,404,748)
At June 30, 2019	Ps.	34,303,340	Ps.	7,366,928	Ps.	6,055,483	Ps.	71,994	Ps.	47,797,745

	Warrants Issued by UHI (1)		Open Ended Fund (1)		Other Equity Instruments		Total
At January 1, 2018	Ps.	36,395,183	Ps.	7,297,577	Ps.	5,942,500	Ps.	49,635,260
Change in fair value in other comprehensive income		(874,307)		531,992		135,175		(207,140)
At June 30, 2018	Ps.	35,520,876	Ps.	7,829,569	Ps.	6,077,675	Ps.	49,428,120

(1)
The foreign exchange loss for the six months ended on June 30, 2019 derived from the hedged warrants issued by UHI and the investment in Open Ended Fund was hedged by foreign exchange gain in the consolidated statement of income, in the amount of Ps.861,278 and Ps.186,209, respectively. The foreign exchange gain for the six months ended on June 30, 2018 derived from the hedged warrants issued by UHI and the initial investment in Open Ended Fund was hedged by foreign exchange loss in the consolidated statement of income, in the amount of Ps.107,584 and Ps.347,151, respectively (see Notes 8 and 14).

The maximum exposure to credit risk of the investments in financial instruments as of June 30, 2019 and December 31, 2018, is the carrying value of the financial assets mentioned above.

5.	Investments in Associates and Joint Ventures

At June 30, 2019 and December 31, 2018, the Group had the following investments in associates and joint ventures accounted for by the equity method:
	Ownership as of June 30, 2019	June 30, 2019		December 31, 2018
Associates:
UHI (1)	10.0%	Ps.	8,152,737	Ps.	8,285,286
OCEN (2)	40.0%		1,084,918		1,385,622
Other	-		113,946		111,603
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) (3)	33.3%		591,239		568,327
PDS (4)	50.0%		190,718		195,890
		Ps.	10,133,558	Ps.	10,546,728

(1)
The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS standards, over UHI’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI because the Group (i) as of June 30, 2019 and December 31, 2018, owned 1,110,382 Class “C” shares of common stock of UHI, representing approximately 10% of the outstanding total shares of UHI as of each of those dates; (ii) as of June 30, 2019 and December 31, 2018, held Warrants exercisable for common stock of UHI equivalent to approximately 26% equity stake of UHI on a fully-diluted, as-converted basis, subject to certain conditions, laws and regulations; (iii) as of June 30, 2019 and December 31, 2018, had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 18 directors, of 22 available board seats; and (iv) was party to a Program License Agreement (“PLA”), as amended, with Univision, an indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States (“Program License Agreement”), and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision’s content in Mexico (“Mexican License Agreement”), in each case through the later of 2025 (2030 upon consummation of a qualified public equity offering of UHI) or 7.5 years after the Group has sold two-thirds of its initial investment in UHI made in December 2010 (see Notes 4, 9, 12 and 14).

(2)
OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., and is engaged in the live entertainment business in Mexico. In the second quarter of 2019, the stockholders of OCEN approved the payment of a dividend in the amount of Ps.1,131,000, of which Ps.452,400, were paid to the Group. As of June 30, 2019 and December 31, 2018, the investment in OCEN included goodwill in the amount of Ps.359,613.

80 of 94

(3)
GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., and a subsidiary of Megacable, S.A. de C.V., have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of June 30, 2019 and December 31, 2018, GTAC had used a principal amount of Ps.688,183, under this credit facility. During the six months ended June 30, 2019, GTAC did not paid any amount of principal noir interest to the Group in connection with this credit facility. During the year ended December 31, 2018, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.112,293. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.669,414, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2028. During the six months ended June 30, 2019. GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.43,284. During the year ended December 31, 2018, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.139,541. The net investment in GTAC as of June 30, 2019 and December 31, 2018, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.845,622 and Ps. 817,605, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 9).

(4)
The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of June 30, 2019 and December 31, 2018, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

6.	Property, Plant and Equipment, Net

Property, plant and equipment as of June 30, 2019 and December 31, 2018, consisted of:
	June 30, 2019		December 31, 2018
Buildings	Ps.	9,375,357	Ps.	9,387,558
Building improvements		279,719		280,081
Technical equipment		136,342,696		133,171,187
Satellite transponders		6,026,094		10,301,713
Furniture and fixtures		1,221,380		1,203,942
Transportation equipment		3,005,947		3,085,762
Computer equipment		8,854,185		8,848,455
Leasehold improvements		3,294,117		3,215,239
		168,399,495		169,493,937
Accumulated depreciation		(103,658,989)		(98,802,552)
		64,740,506		70,691,385
Land		4,983,643		4,967,965
Construction and projects in progress		13,029,391		11,683,180
	Ps.	82,753,540	Ps.	87,342,530

Depreciation charged to income for the six months ended June 30, 2019 and 2018, was Ps.8,551,472 and Ps.8,278,342, respectively. As of January 1, 2019, in connection with the adoption of IFRS 16, the Group classified as right-of-use assets those obligations recognized as finance leases as of December 31, 2018 (see Note 2).

During the six months ended June 30, 2019 and 2018, the Group invested Ps.8,859,401 and Ps.7,387,996, respectively, in property, plant and equipment as capital expenditures that correspond mainly to the Cable and Sky segments.

7.	Intangible Assets and Goodwill, Net

The balances of intangible assets and goodwill as of June 30, 2019 and December 31, 2018, were as follows:
					June 30, 2019						December 31, 2018
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
Intangible assets and goodwill with indefinite useful lives:
Goodwill					Ps.	14,113,626					Ps.	14,113,626
Trademarks						445,621						479,409
Concessions						15,166,067						15,166,067
Intangible assets with finite useful lives:
Trademarks	Ps.	1,891,306	Ps.	(1,806,198)		85,108	Ps.	1,891,306	Ps.	(1,569,786)		321,520
Concessions		553,505		(276,753)		276,752		553,505		(221,402)		332,103
Payment for renewal of concessions		5,993,891		(19,352)		5,974,539		5,993,891		(15,454)		5,978,437
Licenses and software		10,224,461		(6,648,836)		3,575,625		9,065,582		(5,934,647)		3,130,935
Subscriber lists		8,783,430		(6,292,966)		2,490,464		8,785,423		(6,108,251)		2,677,172
Other intangible assets		4,389,815		(3,513,250)		876,565		4,099,750		(3,235,503)		864,247
	Ps.	31,836,408	Ps.	(18,557,355)	Ps.	43,004,367	Ps.	30,389,457	Ps.	(17,085,043)	Ps.	43,063,516

81 of 94

Amortization charged to income for the six months ended June 30, 2019 and 2018, was Ps.1,220,235 and Ps.1,370,583, respectively. Additional amortization charged to income for the six months ended June 30, 2019 and 2018, was Ps.260,096 and Ps.189,153, respectively, primarily in connection with amortization of soccer player rights.

In November 2018, the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones or “IFT”) approved the renewal of the Group’s broadcasting concessions for all of its television stations in Mexico, for a term of 20 years after the existing expiration date in 2021. In November 2018, the Group paid in cash for such renewal an aggregate amount of Ps.5,754,543, which includes a payment of Ps.1,194 for administrative expenses and recognized this cost as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method.

During the fourth quarter of 2017, the Company’s management reviewed the useful life of certain Group’s television concessions accounted for as intangible assets in conjunction with the payment made in 2018 for renewal of concessions expiring in 2021, which amount will be determined by the IFT before the renewal date. Based on such review, the Group classified these concessions as intangible assets with a finite useful life and began to amortize the related net carrying amount of Ps.553,505 in a period ending in 2021.

In the second half of 2019, the Group monitored the market associated with its Publishing business, which is classified into the Other Businesses segment, which has experienced a general slow-down. Accordingly, the Group has reduced its cash flow expectations for some of its operations. As a result of such evaluation, the Group recognized an impairment loss for trademarks with indefinite useful lives related to its Publishing business, for an aggregate amount of Ps.33,787, and Ps.17,282 in other expense, net, in the consolidated statement of income for the six months ended June 30, 2019 and 2018 respectively.

As of June 30, 2019 and December 31, 2018, there was no evidence of significant impairment indicators in connection with the Group’s intangible assets in the Content, Sky and Cable segments.

8.	Debt, Lease Liabilities and Other Notes Payable

As of June 30, 2019 and December 31, 2018, debt, lease liabilities and other notes payable were as follows:

					June 30, 2019		December 31, 2018
	Principal		Finance Costs		Total		Total
U.S. dollar debt:
6.625% Senior Notes due 2025 (1)	Ps.	11,512,680	Ps.	(220,279)	Ps.	11,292,401	Ps.	11,564,366
4.625% Senior Notes due 2026 (1)		5,756,340		(31,876)		5,724,464		5,867,541
8.5% Senior Notes due 2032 (1)		5,756,340		(22,519)		5,733,821		5,878,498
6.625% Senior Notes due 2040 (1)		11,512,680		(130,038)		11,382,642		11,670,577
5% Senior Notes due 2045 (1)		19,187,800		(438,337)		18,749,463		19,226,206
6.125% Senior Notes due 2046 (1)		17,269,020		(126,465)		17,142,555		17,576,841
5.250% Senior Notes due 2049 (1)		14,390,850		(309,741)		14,081,109		-
Total U.S. dollar debt		85,385,710		(1,279,255)		84,106,455		71,784,029
Mexican peso debt:
7.38% Notes due 2020 (2)		10,000,000		(9,404)		9,990,596		9,987,069
TIIE + 0.35% Notes due 2021 (2)		6,000,000		(3,793)		5,996,207		5,995,173
TIIE + 0.35% Notes due 2022 (2)		5,000,000		(5,027)		4,994,973		4,994,111
8.79% Notes due 2027 (2)		4,500,000		(19,660)		4,480,340		4,479,160
8.49% Senior Notes due 2037 (1)		4,500,000		(12,991)		4,487,009		4,486,647
7.25% Senior Notes due 2043 (1)		6,500,000		(56,644)		6,443,356		6,442,172
Bank loans (3)		6,000,000		(24,931)		5,975,069		5,971,497
Bank loans (Sky) (4)		5,500,000		-		5,500,000		5,500,000
Bank loans (TVI) (5)		2,016,627		(1,724)		2,014,903		2,332,119
Total Mexican peso debt		50,016,627		(134,174)		49,882,453		50,187,948
Total debt (6)		135,402,337		(1,413,429)		133,988,908		121,971,977
Less: Current portion of long-term debt		792,489		(411)		792,078		988,362
Long-term debt, net of current portion	Ps.	134,609,848	Ps.	(1,413,018)	Ps.	133,196,830	Ps.	120,983,615

82 of 94

Lease liabilities:
Satellite transponder lease obligation (7)	Ps.	4,271,568	Ps.	-	Ps.	4,271,568	Ps.	4,569,773
Leases (8)		5,340,935		-		5,340,935		748,171
Total lease liabilities		9,612,503		-		9,612,503		5,317,944
Less: Current portion		1,091,093		-		1,091,093		651,832
Lease liabilities, net of current portion	Ps.	8,521,410	Ps.	-	Ps.	8,521,410	Ps.	4,666,112

Other notes payable:
Total other notes payable (9)	Ps.	1,306,250	Ps.	-	Ps.	1,306,250	Ps.	2,576,874
Less: Current portion		-		-		-		1,288,437
Other notes payable, net of current portion	Ps.	1,306,250	Ps.	-	Ps.	1,306,250	Ps.	1,288,437

(1)
The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$4.450,000 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049 are registered with SEC. The Senior Notes due 2043 are registered with both the SEC and the CNBV.

(2)
In 2010, 2014, 2015 and October 2017, the Company issued Notes (“Certificados Bursátiles”) due 2020, 2021, 2022 and 2027, respectively, through the BMV in the aggregate principal amount of Ps.10,000,000, Ps.6,000,000, Ps.5,000,000 and Ps.4,500,000, respectively. Interest on the Notes due 2020 is 7.38% per annum and is payable semi-annually. Interest on the Notes due 2021 and 2022 is the TIIE plus 35 basis points per annum and is payable every 28 days. Interest on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2020 and 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The Company may, at its own option, redeem the Notes due 2021 and 2022, in whole or in part, at any date at a redemption price equal to the greater of the principal amount of the outstanding Notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)
In November and December 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, and an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities between 2022 and 2023. The proceeds of these loans were used primarily for the prepayment in full of the Senior Notes due 2018. Under the terms of these loan agreements, the Company is required to (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on spin-offs, mergers and similar transactions. The Company prepaid the remaining of certain credit agreement with Mexican Bank with original maturity in 2018 principal amount of this credit agreement in fourth quarter of 2017, in the aggregate amount of Ps.629,311, which included accrued and unpaid interest.

(4)
In March 2016, Sky entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis and an annual rate in the range of 7.0% and 7.13%.

(5)
As of June 30, 2019 and December 31, 2018, included outstanding balances in the aggregate principal amount of Ps.2,016,627 and Ps.2,334,538, respectively, in connection with certain credit agreements entered into by TVI with Mexican banks, with maturities between 2018 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. This TVI long- term debt indebtedness is guaranteed by the Company. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)
Total debt is presented net of unamortized finance costs as of June 30, 2019 and December 31, 2018, in the aggregate amount of Ps.1,413,429 and Ps.1,152,661, respectively, and does not include related interest payable in the aggregate amount of Ps.2,029,927 and Ps.1,120,009, respectively.

(7)
Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay at an annual interest rate of 7.30% a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 6).

(8)
In 2019, includes lease agreements recognized beginning on January 1, 2019 under IFRS 16 for an aggregate amount of Ps.4,739,361. Also, includes minimum lease payments of property and equipment under leases that qualify as finance liabilities. In June 30, 2019 and December 31, 2018, includes Ps.699,143 and Ps.691,591, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2029. This lease agreement provides for annual payments through 2028. Other finance liabilities have terms, which expire at various dates between 2018 and 2020.

(9)
Notes payable issued by the Company in connection with the acquisition in 2016 of a non-controlling interest in TVI. As of June 30, 2019 and December 31, 2018, cash payments to be made between 2018 and 2020 related to these notes payable amounted to an aggregate of Ps.1,330,000 and Ps.2,624,375, respectively, including interest of Ps.142,500 and Ps. 249,375, respectively. Accumulated accrued interest for this transaction amounted to Ps.118,750 and Ps.201,875 as of June 30, 2019 and December 31, 2018, respectively. This was regarded as a Level 2 debt, which was fair valued using a discount cash flow approach, which discounts the contractual cash flows using discount rates derived from observable market price of other quotes debt instruments.

83 of 94

As of June 30, 2019 and December 31, 2018, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investments in UHI and Open Ended Fund (hedged items) were as follows:

	June 30, 2019				December 31, 2018
Hedged items	Millions of U.S. dollars		Mexican pesos		Millions of U.S. dollars		Mexican pesos
Investment in shares of UHI (net investment hedge)	U.S.$	424.9	Ps.	8,152,737	U.S.$	421.2	Ps.	8,285,286
Warrants issued by UHI (foreign currency fair value hedge)		1,787.8		34,303,340		1,775.1		34,921,530
Open Ended Fund (foreign currency fair value hedge) (1)		383.9		7,366,928		389.5		7,662,726
Total	U.S.$	2,596.6	Ps.	49,823,005	U.S.$	2,585.8	Ps.	50,869,542

(1)
Beginning in the second quarter of 2018, the Group has designated an additional portion of the outstanding principal amount of its U.S. dollar denominated long-term debt as a fair value hedge of foreign exchange exposure related to its entire investment in Open Ended Fund. Through March 31, 2018, the designated U.S. dollar debt for this fair value hedge of foreign exchange exposure was related to the initial investment in Open Ended Fund.

The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the six months ended June 30, 2019 and 2018, is analyzed as follows (see Notes 4 and 14):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments	June 30, 2019		June 30, 2018
Recognized in:
Comprehensive income (loss)	Ps.	1,251,448	Ps.	(507,406)
Total foreign exchange gain (loss) derived from hedging Senior Notes	Ps.	1,251,448	Ps.	(507,406)
Offset against by:
Foreign currency translation (loss) gain derived from the hedged net investment in shares of UHI	Ps.	(203,961)	Ps.	52,671
Foreign exchange (loss) gain derived from hedged warrants issued by UHI		(861,278)		107,584
Foreign exchange (loss) gain derived from the hedged Open Ended Fund		(186,209)		347,151
Total foreign currency translation and foreign exchange (loss) gain derived from hedged assets	Ps.	(1,251,448)	Ps.	507,406

The table below analyzes the Group’s debt, lease liabilities and other notes payable into relevant maturity groupings based on the remaining period at the statement of financial position date to the contracted maturity date:

	Less than 12 Months July 1, 2019 to June 30, 2020		12-36 Months July 1, 2020 to June 30, 2022		36-60 Months July 1, 2022 to June 30, 2024		Maturities Subsequent to June 30, 2024		Total
Debt (1)	Ps.	792,489	Ps.	25,349,138	Ps.	8,375,000	Ps.	100,885,710	Ps.	135,402,337
Lease obligations		1,091,093		2,171,614		1,961,247		4,388,549		9,612,503
Other notes payable		1,306,250		-		-		-		1,306,250
Total debt, lease liabilities and other notes payable	Ps.	3,189,832	Ps.	27,520,752	Ps.	10,336,247	Ps.	105,274,259	Ps.	146,321,090

(1)	The amounts of debt are disclosed on a principal amount basis.

The Company executed a credit agreement for a five-year term loan (the “Loan”) in the principal amount of Ps.10,000 million with a syndicate of banks. The loan was funded on July 5, 2019, and may be used for general corporate purposes, including refinancing of existing indebtedness. The loan bears interest at a floating rate based on a spread of 105 basis points or 130 basis points over the 28 day TIIE Rate depending on the Company’s net leverage ratio. The Loan covenants require the maintenance of financial ratios related to indebtedness and interest expense.

84 of 94

9.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, warrants that are exercisable for UHI’s common stock, non-current investments in debt securities, non-current investments in debt and equity securities, an in securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, other notes payable, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and current portion of notes payable due to banks and other financial institutions, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 8) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of June 30, 2019 and December 31, 2018, were as follows:

	June 30, 2019				December 31, 2018
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:
Cash and cash equivalents	Ps.	37,918,100	Ps.	37,918,100	Ps.	32,068,291	Ps.	32,068,291
Temporary investments		-		-		30,992		30,992
Trade notes and accounts receivable, net		21,291,374		21,291,374		19,748,850		19,748,850
Warrants issued by UHI (see Note 4)		34,303,340		34,303,340		34,921,530		34,921,530
Long-term loans and interest receivable from GTAC (see Note 5)		845,622		857,409		817,605		824,540
Open Ended Fund (see Note 4)		7,366,928		7,366,928		7,662,726		7,662,726
Other Equity Instruments (see Note 4)		6,055,483		6,055,483		6,545,625		6,545,625
Other Financial assets (see Note 4)		71,994		71,994		72,612		72,612
Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	28,781,700	Ps.	34,763,861	Ps.	29,509,500	Ps.	33,110,013
Senior Notes due 2045		19,187,800		19,358,380		19,673,000		17,317,748
Senior Notes due 2037 and 2043		11,000,000		8,495,030		11,000,000		7,905,625
Senior Notes due 2026 and 2046		23,025,360		26,133,035		23,607,600		24,051,128
Senior Notes due 2049		14,390,850		14,861,863		-		-
Notes due 2020		10,000,000		9,791,500		10,000,000		9,605,700
Notes due 2021		6,000,000		5,970,444		6,000,000		5,956,506
Notes due 2022		5,000,000		4,946,940		5,000,000		4,941,430
Notes due 2027		4,500,000		4,333,005		4,500,000		4,027,275
Short and long-term notes payable to Mexican banks		13,516,627		13,446,096		13,834,538		13,551,620
Lease liabilities (1)		9,612,503		9,543,144		5,317,944		5,121,534
Other notes payable		1,306,250		1,241, 841		2,576,874		2,430,667

(1) In 2019, includes lease agreements recognized beginning on January 1, 2019 under IFRS 16 for an aggregate amount of Ps.4,739,361.

The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of June 30, 2019 and December 31, 2018, were as follows:

June 30, 2019: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date

Assets:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	16,067	Ps.	977,500	July 2019 through May 2022
TVI’s interest rate swap		6,672	Ps.	1,059,334	April 2022
Interest rate swap		176,183	Ps.	6,000,000	April 2021
Interest rate swap		118,676	Ps.	5,000,000	May 2022
Interest rate swap		4,133	Ps.	2,000,000	October 2022
Interest rate swap		1,971	Ps.	1,500,000	October 2022
Total assets	Ps.	323,702

85 of 94

Liabilities:
Derivatives recorded as accounting hedges: (cash flow hedges)
Interest rate swap	Ps.	29,018	Ps.	2,500,000	February 2023
Interest rate swap		14,398	Ps.	4,000,000	June 2024
Forward		71,297	U.S.$	199,000	July 2019 through March 2020

Derivatives not recorded as accounting hedges:
TVI’s forward		71,010	U.S.$	90,000	July 2019 through April 2020
Empresas Cablevisión´s forward		62,757	U.S.$	81,250	July 2019 through April 2020
Sky’s forward		57,719	U.S.$	71,500	August 2019 through April 2020
Forward		373,176	U.S.$	429,000	July 2019 through April 2020
Total liabilities	Ps.	679,375

December 31, 2018: Derivative Financial Instruments	Carrying Value		Notional Amount (U.S. Dollars in Thousands)		Maturity Date

Assets:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	37,251	Ps.	1,188,667	April 2019 through May 2022
TVI’s interest rate swap		32,267	Ps.	1,145,871	April 2022
Interest rate swap		340,153	Ps.	6,000,000	April 2021
Interest rate swap		299,560	Ps.	5,000,000	May 2022
Interest rate swap		85,073	Ps.	2,000,000	October 2022
Interest rate swap		63,420	Ps.	1,500,000	October 2022
Interest rate swap		76,876	Ps.	2,500,000	February 2023
Forward		100,922	U.S.$	224,000	January 2019 through November 2019
Total assets	Ps.	1,035,522

Liabilities:
Derivatives not recorded as accounting hedges:
TVI’s forward	Ps.	10,255	U.S.$	75,000	January 2019 through October 2019
Empresas Cablevisión´s forward		10,518	U.S.$	82,000	January 2019 through October 2019
Sky’s forward		27,309	U.S.$	38,600	January 2019 through August 2019
Forward		99,979	U.S.$	491,400	January 2019 through October 2019
Total liabilities	Ps.	148,061

UHI Warrants

The Group determined the fair value of its investment in warrants using the Black-Scholes pricing model (“BSPM”). The BSPM involves the use of significant estimates and assumptions. These estimates and assumptions include the UHI stock’s spot price at valuation date and the stock’s expected volatility. UHI stock’s price at valuation date was obtained by using a discounted projected cash flow model. UHI stock’s volatility was obtained from publicly available information of comparable companies’ stock through determining an average of such companies’ annual volatility. Since the described methodology was an internal model with significant unobservable inputs, the UHI warrants are classified as Level 3.

Unobservable inputs used as of June 30, 2019 and December 31, 2018, included UHI stock’s spot price of U.S.$389 and U.S.$387 per share, respectively, and UHI stock’s expected volatility of 36%, for both years.

The Company’s management applied significant judgment to determine the classification of the warrants issued by UHI. These warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the warrants issued by UHI as equity instruments with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company’s management in assessing that the characteristics of the warrants are closer to an equity instrument in accordance with IAS 32 Financial Instruments: Presentation (see Note 4).
86 of 94

10.	Capital Stock and Long-term Retention Plan

At June 30, 2019, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued(1) (3)	Repurchased by the Company (2) (3)	Held by a Company´s Trust (3) (4)	Outstanding
Series “A” Shares	122,179.4	(766.2)	(4,981.8)	116,431.4
Series “B” Shares	58,019.7	(674.3)	(4,310.0)	53,035.4
Series “D” Shares	88,554.1	(1,072.8)	(3,107.0)	84,374.3
Series “L” Shares	88,554.1	(1,072.8)	(3,107.0)	84,374.3
Total	357,307.3	(3,586.1)	(15,505.8)	338,215.4
Shares in the form of CPOs	296,023.0	(3,586.1)	(10,386.3)	282,050.6
Shares not in the form of CPOs	61,284.3	-	(5,119.5)	56,164.8
Total	357,307.3	(3,586.1)	(15,505.8)	338,215.4
CPOs	2,530.1	(30.6)	(88.8)	2,410.7

(1)	As of June 30, 2019, the authorized and issued capital stock amounted to Ps.4,907,765 (nominal Ps. 2,459,154).
(2)
During the six months ended June 30, 2019, the Company repurchased 3,586.1 million shares, in the form of 30.6 million CPOs, in the amount of Ps.1,094,096.2, in connection with a share repurchase program that was approved by the Company’s stockholders.

(3)
On April 27, 2018, the Company’s stockholders approved to cancel in May 2018, 5,122.6 million shares of the Company’s capital stock in the form of 43.8 million CPOs, which were repurchased or acquired by the Company in 2018 and 2017.

(4)	In connection with the Company’s Long-Term Retention Plan.

A reconciliation of the number of shares and CPOs outstanding for the six months ended June 30, 2019 and 2018, is presented as follows (in millions):
	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2019	116,207.2	53,116.1	84,502.9	84,502.9	338,329.1	2,414.4
Repurchased (1)	(766.2)	(674.3)	(1,072.8)	(1,072.8)	(3,586.1)	(30.6)
Acquired (2)	(65.6)	(57.7)	(91.9)	(91.9)	(307.1)	(2.7)
Released (2)	1,056.0	651.3	1,036.1	1,036.1	3,779.5	29.6
As of June 30, 2019	116,431.4	53,035.4	84,374.3	84,374.3	338,215.4	2,410.7

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2018	116,787.7	53,935.8	85,806.8	85,806.8	342,337.1	2,451.6
Repurchased (1)	(636.3)	(559.9)	(890.7)	(890.7)	(2,977.6)	(25.5)
Acquired (2)	(540.4)	(475.6)	(756.6)	(756.6)	(2,529.2)	(21.6)
Released (2)	1,130.0	685.5	1,090.6	1,090.6	3,996.7	31.2
As of June 30, 2018	116,741.0	53,585.8	85,250.1	85,250.1	340,827.0	2,435.7

(1)	In connection with a share repurchase program.

(2)	By a Company’s trust in connection with the Company’s Long-Term Retention Plan.

Long-term Retention Plan

During the six months ended June 30, 2019, the trust for the Long-term Retention Plan (i) acquired 307.1 million shares of the Company in the form of 2.7 million CPOs, in the amount of Ps.100,245.9 and (ii) released 3,463.6 million shares in the form of 29.6 million CPOs, and 315.9 million Series “A” Shares, in the aggregate amount of Ps. 1,089,282. In 2018, the Company made a funding for acquisition of shares in the aggregate amount of Ps.1,100,000, to the trust for the Company’s Long-Term Retention Plan.

The Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.558,236 and Ps.682,279 for the six months ended June 30, 2019 and 2018, respectively, which amount was reflected in consolidated operating income as administrative expense.

87 of 94

11.	Retained Earnings

As of June 30, 2019 and December 31, 2018, the Company’s legal reserve amounted to Ps.2,139,007, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2019, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and   Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2019, in the aggregate amount of Ps.1,066,187.

In April 2018, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2018, in the aggregate amount of Ps.1,068,868.

12.	Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of June 30, 2019 and December 31, 2018, were as follows:
	June 30, 2019		December 31, 2018
Current receivables:
UHI, including Univision (1)	Ps.	874,566	Ps.	954,754
Operadora de Centros de Espectáculos, S.A de C.V.		21,823		35,590
Editorial Clío, Libros y Videos, S.A. de C.V.		3,300		6,399
Other		59,846		81,584
	Ps.	959,535	Ps.	1,078,327

Current payable:
UHI, including Univision (1)	Ps.	603,456	Ps.	614,388
AT&T/ DirecTV		12,945		70,187
Other		2,007		29,875
	Ps.	618,408	Ps.	714,450

(1)
As of June 30, 2019 and December 31, 2018, the Group recognized a provision in the amount of Ps.603,456 and Ps.614,388, respectively, associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the chairman of the Board of Directors of UHI, by which upon consummation of a qualified initial public offering of the shares of UHI or an alternative exit plan for the main current investors in UHI, the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. In March 2018, UHI announced that it has determined not to utilize the registration statement initially filed on July 2, 2015 for an initial public offering in the United States. Since the existing obligations contemplate other scenarios under which payment may be required, and such scenarios remain probable, the Company has maintained this payment provisioned. As of June 30, 2019 and December 31, 2018, receivables from UHI related primarily to the PLA amounted to Ps.874,566 and Ps.954,754, respectively.

In the six months ended June 30, 2019 and 2018, royalty revenue from Univision amounted to Ps.3,619,183 and Ps.3,775,133, respectively.

13.	Other Income or Expense, Net

Other (expense) income for the six months ended June 30, 2019 and 2018 is analyzed as follows:

	June 30, 2019		June 30, 2018
(Loss) gain on disposition of investments (1)	Ps.	(758)	Ps.	3,632,387
Donations		(14,872)		(43,605)
Legal and financial advisory professional services (2)		(76,320)		(63,293)
Loss on disposition of property and equipment		(81,428)		(143,369)
Deferred compensation		(125,893)		(125,894)
Dismissal severance expense (3)		(295,982)		(140,326)
Impairment adjustments (4)		(33,787)		(17,282)
Other, net		157,136		(14,781)
	Ps.	(471,904)	Ps.	3,083,837

(1)
In 2018, included a gain of Ps.3,547,387 on disposition of the Group’s equity stake in Imagina, and a gain of Ps.85,000 on disposition of the Group’s 50% equity in Televisa CJ Grand, a joint venture for a home shopping channel in Mexico (see Note 3).

(2)	Includes primarily legal, financial advisory and professional services in connection with certain litigation and other matters.
(3)	Includes severance expense in connection with dismissals of personnel, as part of a cost reduction plan.
(4)	In 2019 and 2018, the Group recognized impairment adjustments in connection with trademarks in its Publishing business.

88 of 94

14.	Finance Expense, Net

Finance (expense) income for the six months ended June 30, 2019 and 2018, included:
	June 30, 2019		June 30, 2018
Interest expense (1)	Ps.	(4,983,078)	Ps.	(4,641,971)
Other finance expense, net (2)		(668,971)		(582,877)
Finance expense		(5,652,049)		(5,224,848)
Interest income (3)		645,445		742,830
Foreign Exchange gain, net (4)		464,038		506,129
Other finance income, net		1,109,483		1,248,959
Finance expense, net	Ps.	(4,542,566)	Ps.	(3,975,889)

(1)	In 2019 also included interest expense related to lease liabilities that were recognized for first time in connection with initial adoption of IFRS 16 in the aggregate amount of Ps.206,864.
(2)	In 2019 and 2018, other finance income or expense, net, included gain or loss from derivative financial instruments.
(3)	In 2019 and 2018, this line item included primarily gains from cash equivalents and instruments held for trading.
(4)
Foreign exchange gain, net, included (i) foreign exchange gain resulted primarily from the appreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary liability position, excluding long-term debt designated as a hedging instrument of the Group’s investments in UHI and the Open Ended Fund, during the six months ended June 30, 2019 and 2018; and (ii) foreign exchange loss resulted primarily from the appreciation  of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated  monetary asset position during the six months ended June 30, 2019 and 2018 (see Note 8). The exchange rate of the Mexican peso against the U.S dollar was of Ps. 19.1878, Ps.19.6730, Ps.19.8032 and Ps.19.7051 as of June 30, 2019, December 31, 2018, June 30, 2018 and December 31, 2017, respectively.

15.	Income Taxes

Income taxes in the interim periods are accrued using the income tax rate that would be applicable to expected total annual earnings. As of June 30, 2019 and 2018, the estimated effective income tax rate for the years ended December 31, 2019 and 2018 was 37% and 35%, respectively.

16.	Earnings per CPO/Share

At June 30, 2019 and 2018 the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	June 30, 2019	June 30, 2018
Total Shares	339,423,254	340,810,561
CPOs	2,422,504	2,437,227
Shares not in the form of CPO units:
Series “A” Shares	55,975,535	55,654,310
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the six months ended June 30, 2019 and 2018, are presented as follows:

		2019		2018
	Per CPO	Per Share (*)	Per CPO	Per Share (*)
Net income attributable to stockholders of the Company	Ps. 0.51	Ps. 0.00	Ps. 1.71	Ps. 0.01

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

89 of 94

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	June 30, 2019	June 30, 2018
Total Shares	356,837,641	359,858,546
CPOs	2,526,097	2,551,917
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the six months ended June 30, 2019 and 2018, are presented as follows:

		2019		2018
	Per CPO	Per Share (*)	Per CPO	Per Share (*)
Net income attributable to stockholders of the Company	Ps. 0.48	Ps. 0.00	Ps. 1.62	Ps. 0.01

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

17.	Segment Information

The table below presents information by segment and a reconciliation to consolidated total for the six months ended June 30, 2019 and 2018:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2019:
Content	Ps.	15,234,909	Ps.	1,681,434	Ps.	13,553,475	Ps.	5,195,618
Sky		10,629,669		182,709		10,446,960		4,612,489
Cable		20,113,747		282,923		19,830,824		8,770,874
Other Businesses		4,206,807		335,234		3,871,573		755,459
Segment total		50,185,132		2,482,300		47,702,832		19,334,440
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(2,482,300)		(2,482,300)		-		(987,002)
Depreciation and amortization		-		-		-		(10,295,173)
Consolidated total before other expense		47,702,832		-		47,702,832		8,052,265	(1)
Other expense, net		-		-		-		(471,904)
Consolidated total	Ps.	47,702,832	Ps.	-	Ps.	47,702,832	Ps.	7,580,361	(2)

90 of 94

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2018:
Content	Ps.	18,870,779	Ps.	1,283,773	Ps.	17,587,006	Ps.	7,114,378
Sky		11,132,986		216,737		10,916,249		4,982,804
Cable		17,495,405		280,819		17,214,586		7,389,290
Other Businesses		4,091,062		295,055		3,796,007		397,050
Segment total		51,590,232		2,076,384		49,513,848		19,883,522
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(2,076,384)		(2,076,384)		-		(1,071,928)
Depreciation and amortization		-		-		-		(9,648,925)
Consolidated total before other income		49,513,848		-		49,513,848		9,162,669	(1)
Other income, net		-		-		-		3,083,837
Consolidated total	Ps.	49,513,848	Ps.	-	Ps.	49,513,848	Ps.	12,246,506	(2)

(1)	This amount represents operating income before other income or expense, net.
(2)	This amount represents consolidated operating income.

Disaggregation of Total Revenues

The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the six months ended June 30, 2019 and 2018:

	Domestic		Export		Abroad		Total
June 30, 2019:
Content:
Advertising	Ps.	7,951,326	Ps.	100,869	Ps.	-	Ps.	8,052,195
Network Subscription Revenue		1,821,827		602,498		-		2,424,325
Licensing and Syndication		625,484		4,132,905		-		4,758,389
Sky:
DTH Broadcast Satellite TV		9,516,452		-		674,943		10,191,395
Advertising		405,478		-		-		405,478
Pay-Per-View		30,715		-		2,081		32,796
Cable:
Digital TV Service		7,885,539		-		-		7,885,539
Advertising		552,150		-		-		552,150
Broadband Services		7,125,701		-		-		7,125,701
Telephony		1,838,656		-		-		1,838,656
Other Services		371,580		-		-		371,580
Enterprise Operations		2,199,717		-		140,404		2,340,121
Other Businesses:
Gaming		1,496,272		-		-		1,496,272
Soccer, Sports and Show Business Promotion		761,479		448,817		-		1,210,296
Publishing - Magazines		197,131		-		12,494		209,625
Publishing - Advertising		127,672		-		20,508		148,180
Publishing Distribution		147,330		-		21,997		169,327
Radio - Advertising		376,696		-		-		376,696
Feature Film Production and Distribution		513,121		787		82,503		596,411
Segment total		43,944,326		5,285,876		954,930		50,185,132
Intersegment eliminations		(2,478,906)		-		(3,394)		(2,482,300)
Consolidated total revenues	Ps.	41,465,420	Ps.	5,285,876	Ps.	951,536	Ps.	47,702,832

91 of 94

	Domestic		Export		Abroad		Total
June 30 2018:
Content:
Advertising	Ps.	9,431,059	Ps.	107,454	Ps.	-	Ps.	9,538,513
Network Subscription Revenue		1,710,898		669,007		-		2,379,905
Licensing and Syndication		605,144		6,347,217		-		6,952,361
Sky:
DTH Broadcast Satellite TV		9,892,735		-		701,837		10,594,572
Advertising		459,587		-		-		459,587
Pay-Per-View		75,231		-		3,596		78,827
Cable:
Digital TV Service		6,685,407		-		-		6,685,407
Advertising		560,708		-		-		560,708
Broadband Services		6,354,745		-		-		6,354,745
Telephony		1,414,932		-		-		1,414,932
Other Services		282,893		-		-		282,893
Enterprise Operations		2,124,031		-		72,689		2,196,720
Other Businesses:
Gaming		1,266,761		-		-		1,266,761
Soccer, Sports and Show Business Promotion		728,403		55,809		-		784,212
Publishing - Magazines		281,157		-		57,228		338,385
Publishing - Advertising		230,937		-		89,273		320,210
Publishing Distribution		153,092		-		17,803		170,895
Radio - Advertising		472,903		-		-		472,903
Feature Film Production and Distribution		412,212		2,687		322,797		737,696
Segment total		43,142,835		7,182,174		1,265,223		51,590,232
Intersegment eliminations		(2,071,993)		-		(4,391)		(2,076,384)
Consolidated total revenues	Ps.	41,070,842	Ps.	7,182,174	Ps.	1,260,832	Ps.	49,513,848

Seasonality of Operations

The Group’s results of operations are not highly seasonal. The Group typically recognizes a large percentage of its consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. In 2018 and 2017, the Group recognized 26.4% and 27.7%, respectively, of its annual consolidated net sales in the fourth quarter of the year. The Group’s costs, in contrast to its revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

18.	Contingencies

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016. On May 17, 2018, the Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. On June 13, 2019, the parties held the first hearing before the District Court for the Southern District of New York where the Judge Louis L. Stanton ratified the preliminary schedule as well as the general terms for discovery. The Company believes that the lawsuit, and the material allegations and claims therein, are without merit and intends to vigorously defend against the lawsuit. With regard to plaintiff’s allegations regarding FIFA, outside counsel long previously investigated the circumstances surrounding the Company’s acquisition of the Latin American media rights for the Canada, Mexico and USA 2026 FIFA World Cup and 2030 FIFA World Cup and uncovered no credible evidence that would form the basis for liability for the Company or for any executive, employee, agent or subsidiary thereof. In particular, the Company itself made no payment to any FIFA person and in no way knew of, or condoned, any payment by any third party to any FIFA person. The Company also notes that no proceedings have been initiated against it by any governmental agency.

There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

--------

92 of 94

Description of significant events and transactions

See Note 3 of the Disclosure of interim financial reporting.

Dividends paid, ordinary shares:	[8] 1,066,187,000
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	[9] 0.002991453
Dividends paid, other shares per share:	0

93 of 94

Footnotes

[1] ↑

Current assets – Other current non-financial assets: As of June 30, 2019 and December 31, 2018, includes transmission rights and programming for Ps.6,902,386 thousands and Ps.7,785,723, thousands, respectively.

[2] ↑

Non-current assets – Other non-current non-financial assets: As of June 30, 2019 and December 31, 2018, includes transmission rights and programming for Ps.10,294,640 thousands and Ps.9,229,815 thousands, respectively.

[3] ↑

Total basic earnings (loss) per share: This information is related to earnings per CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[4] ↑

Total diluted earnings (loss) per share: This information is related to earnings per diluted CPO.

[5] ↑

Breakdown of credits:
The Notes due 2021 and 2022 were contracted at a variable rate and the Notes due 2020 and 2027 were contracted at a fixed rate.
The “Senior Notes” due in 2037, 2043, 2025, 2032, 2040, 2045, 2026, 2046 and 2049 were contracted at a fixed rate.
The exchange rates for the credits denominated in foreign currency were as follows:
Ps.19.1878  pesos per US dollar.
Bank loans and senior notes are presented net of unamortized finance costs in the aggregate amount of Ps.1,413,429.
For more information on debt; see Note 8 Notes to the Unaudited Condensed Consolidated Financial Statements.
[6] ↑

Notes payable transferred to BBVA Bancomer by original creditor.

[7] ↑

Monetary foreign currency position:
The exchange rates used for translation were as follows:
Ps.	19.1878	pesos per US dollar
	21.8028	pesos per euro
	14.1566	pesos per canadian dollar
	0.4427	pesos per argentinean peso
	0.0275	pesos per chilean peso
	0.0058	pesos per colombian peso
	5.7497	pesos per peruvian nuevo sol
	19.5733	pesos per swiss franc
	5.0063	pesos per brazilian real
	24.3671	pesos per pound sterling
	2.0641	pesos per swedish krona

Long-term liabilities include debt in the amount of U.S.$2,596,598  thousands, which has been designated as hedging instrument of foreign currency investments.
[8] and [9] ↑

In april 2019, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2019 in the aggregate amount of Ps.1,066,187 thousands.

94 of 94

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 02	YEAR: 2019
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED  TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE SECOND QUARTER OF 2019, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ ALFONSO DE ANGOITIA NORIEGA	/s/ BERNARDO GÓMEZ MARTÍNEZ
ALFONSO DE ANGOITIA NORIEGA	BERNARDO GÓMEZ MARTÍNEZ
CO-CHIEF EXECUTIVE OFFICER	CO-CHIEF EXECUTIVE OFFICER

/s/ CARLOS FERREIRO RIVAS	/s/ LUIS ALEJANDRO BUSTOS OLIVARES
CARLOS FERREIRO RIVAS	LUIS ALEJANDRO BUSTOS OLIVARES
VICE PRESIDENT OF FINANCE	LEGAL VICE PRESIDENT AND
GENERAL COUNSEL

MEXICO CITY, JULY 8, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: July 17, 2019	By:	/s/ Luis Alejandro Bustos Olivares
		Name:	Luis Alejandro Bustos Olivares
		Title:	Legal Vice President and General Counsel